Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Common Shares

of

LAVA THERAPEUTICS N.V.

A Dutch public limited liability company

at

A Cash Amount per Share between $1.16 and $1.24, Consisting of a Base Price Per Share of $1.16 and an Additional Price Per Share of up to $0.08, Plus One Contingent Value Right (“CVR”), Which Represents the Right to Receive Potential Payments, in Cash, Contingent upon Receipt of Any CVR Proceeds, as Described in the CVR Agreement

by

XOMA ROYALTY CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON OCTOBER 3, 2025 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

XOMA Royalty Corporation, a Nevada corporation (“Purchaser”) is offering to purchase (the “Offer”) all issued and outstanding common shares, with a nominal value of €0.12 per share (“Shares”), in the capital of LAVA Therapeutics N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Utrecht, the Netherlands, registered with the Dutch trade register under number 65335740 (“LAVA”), for a price per Share of (i) $1.16 per Share in cash (the “Base Price Per Share”), (ii) an additional amount of cash of up to $0.08 per Share (such amount as finally determined pursuant to the Purchase Agreement (as defined below), the “Additional Price Per Share” and together with the Base Price Per Share, the “Cash Amount”), and (iii) one non-transferable contractual contingent value right (“CVR”) for each Share, which represents the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (as defined below), (such amount, the “CVR Amount,” and together with the Cash Amount, the “Offer Consideration”), subject to any applicable tax withholding and without interest, all upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Accordingly, the total Cash Amount that Purchaser may pay pursuant to the terms of the Offer and Purchase Agreement is between $1.16 and $1.24 per Share. Subject to the terms of the Purchase Agreement (as defined below) and the CVR Agreement, the Offer Consideration will be paid net of any applicable tax withholding and without interest.

The Offer is being made pursuant to the Share Purchase Agreement, dated as of August 3, 2025 (together with any amendments or supplements thereto, the “Purchase Agreement”), among LAVA and Purchaser. The time at which Purchaser delivers cash funds and CVRs to the depositary consisting of the Offer Consideration for all Shares validly tendered and not validly withdrawn pursuant to the Offer as of the Acceptance Time (as defined below) is referred to as the “Closing” and such date is the “Closing Date.” Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer and the Purchase Agreement, including the Minimum Tender Condition (as defined below), Purchaser will accept for payment (the date and time of such acceptance, the “Acceptance Time”) and thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the Expiration Date (and in any event within three business days).

Pursuant to the Purchase Agreement, the Additional Price Per Share, if any, will be determined based on LAVA’s good faith, estimated calculation of Closing Net Cash as of immediately prior to the Closing. Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) a supplement or amendment to this

Offer to Purchase that includes the finally determined Additional Price Per Share no later than 9:00 a.m. Eastern Time on the first business day following the date on which the Closing Net Cash is finally determined and agreed upon by LAVA and Purchaser, and, pursuant to Rule 14e-1(b), the Offer will remain open for at least ten (10) business days from the date the supplement or amendment to this Offer to Purchase that includes the finally determined Additional Price Per Share is first published or sent or given to security holders. As used herein, “Closing Net Cash” means, without duplication (i) the sum of LAVA’s cash and cash equivalents and marketable securities as of the Closing, determined in accordance with GAAP, applied on a basis consistent with LAVA’s application thereof in LAVA’s consolidated financial statements included in its most recent annual report on Form 10-K, plus (ii) the prepaid expenses, receivables and deposits of LAVA agreed in the Purchase Agreement, minus (iii) the sum of LAVA’s consolidated short-term and long-term contractual obligations and liabilities (including indebtedness) accrued or incurred by or on behalf of LAVA as of the Closing, but excluding, for the avoidance of doubt, any of the foregoing that have been assumed by an acquirer in connection with any Permitted Disposition, minus (iv) the LAVA Transaction Expenses, and minus (v) the Estimated Costs Post-Merger Closing, but excluding, for the avoidance of doubt, any of the foregoing that have been assumed by an acquirer in connection with any Permitted Disposition.

The total Cash Amount payable by Purchaser pursuant to the Offer and the Purchase Agreement shall equal the quotient derived by dividing the (A) (1) the Closing Net Cash (as finally determined in accordance with the Purchase Agreement), minus (2) any Buyer Transaction Expenses (as defined in the Purchase Agreement), minus (3) $185,000; by (B) the total number of Shares that are issued and outstanding as of immediately prior to the Closing, assuming the exercise of all In-the-Money Options outstanding as of the Closing (collectively, “LAVA Outstanding Shares”). No Shares underlying Out-of-the-Money Options shall be included in the total number of Shares outstanding for purposes of determining the LAVA Outstanding Shares. The Additional Price Per Share shall equal the Cash Amount as determined pursuant to the immediately preceding sentence, minus the Base Price Per Share.

As of immediately prior to the Closing, the vesting for each outstanding and unvested option to purchase Shares from LAVA (“LAVA Stock Options,” and each a “LAVA Stock Option”) shall be accelerated and at the Closing each LAVA Stock Option that has an exercise price per Share that is less than the Cash Amount (each, an “In-the-Money Option”) that is then outstanding will be cancelled and the holder of such cancelled In-the-Money Option will be entitled to receive (1) an amount in cash, without interest and subject to applicable tax withholding, equal to the product of (x) the excess of the Cash Amount over the applicable exercise price per share under such In-the-Money Option and (y) the total number of Shares underlying such In-the-Money Option and (2) (x) the CVRs comprised in the Offer Consideration, multiplied by (y) the total number of Shares underlying such Company Option and (B) each LAVA Stock Option that has a per Share exercise price that is equal to or greater than the Cash Amount (each, an “Out-of-the-Money Option”) will be cancelled at the Closing for no consideration.

As noted in the Summary Term Sheet, there is a risk that: (i) you may receive no Additional Price Per Share as part of the Cash Amount; and (ii) you may receive no payments under the CVRs. Therefore, in making a decision to tender your Shares, you should understand that if the Additional Price Per Share is $0.00 and the CVR does not generate any payments, the only consideration that you would receive in the Offer is the Base Price Per Share of $1.16 that is being offered pursuant to the Offer. You should base your tender decision on the Base Price Per Share of $1.16 as it may be the only consideration you receive in the Offer. On August 14, 2025, the last full trading day prior to the date of this Offer to Purchase, the closing price of LAVA’s common shares as reported on Nasdaq was $1.54 per Share.

If the conditions to the consummation of the Offer are satisfied, Purchaser will, after giving the required notice, commence a subsequent offering period (the “Subsequent Offering Period”) on the first business day after the date at which the Offer expires (taking into account any extensions). During the Subsequent Offering Period, Purchaser will offer to purchase additional Shares at the Offer Consideration, less any applicable withholding taxes and without interest, for a period of five business days. The time at which Purchaser delivers cash funds and CVRs to the depositary consisting of the Offer Consideration for all Shares validly tendered and not validly withdrawn during the Subsequent Offering Period is referred to as the “Subsequent Closing” and such date is the “Subsequent Closing Date.”

Subject to (i) the adoption of the relevant resolutions at an extraordinary general meeting of LAVA’s shareholders to be held prior to the Closing (the “EGM”) or at any subsequent EGM in case such resolutions have not been adopted at the EGM (a “Subsequent EGM”), and (ii) the number of Shares constituting the Minimum Condition have been validly tendered in accordance with the terms of the Offer and not properly withdrawn (provided that this amount may be reduced to 75% in certain circumstances specified in the Purchase Agreement), then, as promptly as practicable following the expiration of the Subsequent Offering Period, Purchaser and LAVA shall effectuate, provided that each action that forms part of such Post-Offer Reorganization is permitted under applicable law (including Sections 2:316(4) and 2:318(1) of the Dutch Civil Code, a corporate reorganization involving LAVA and its subsidiaries, consisting of the Downstream Merger, the Loan and the Cancellation (all as defined below) (collectively, the “Post-Offer Reorganization”) in the manner set out below and in the order set out below:

•

prior to the Dutch statutory merger of LAVA (as disappearing company) with and into LAVA Therapeutics New Topco B.V. a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Utrecht, the Netherlands, registered with the Dutch trade register under number 98007424 (as acquiring company) (“New Topco”) within the meaning of Section 2:309 et seq. and 2:311(2) of the Dutch Civil Code pursuant to which (i) class A shares in New TopCo will be allotted to LAVA’s shareholders (other than Purchaser) (“New TopCo A Shares”) and (ii) class B shares in New TopCo will be allotted to Purchaser, as contemplated by and in accordance with the terms of the merger proposal and accompanying explanatory notes to be filed with the Dutch trade registry (the “Downstream Merger”) becoming effective, LAVA shall, in its capacity as sole shareholder of New TopCo, resolve to effectuate the cancellation of all outstanding New TopCo A Shares following the effective time of the Downstream Merger (the “Cancellation”);

•	LAVA and New Topco shall execute the notarial deed effecting the Downstream Merger no later than 23:59, local time in the Netherlands, on the closing date of the Subsequent Offering Period;

•

prior to 00:30, local time in the Netherlands, on the date that the Downstream Merger becomes effective (the “Cancellation Effective Time”), Purchaser shall (i) grant a loan to New TopCo for a principal amount in cash, available to or at the sole direction of New Topco, out of immediately available funds, equal to the product of (A) the number of New Topco A Shares that will be issued and outstanding immediately prior to the Cancellation Effective Time and (B) the Cash Amount (the “Loan”), and (ii) make available to or at the sole direction of New Topco such number of CVRs as necessary for New Topco to deliver to each holder of New TopCo A Shares (determined immediately prior to the Cancellation Effective Time) one CVR for each New Topco A Share then held by such holder;

•

after the granting of the Loan but prior to the Cancellation Effective Time, the management board of New TopCo shall resolve on approving the Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time does not know nor reasonably foresee that, following the Cancellation, New TopCo cannot continue to pay its due and payable debts; and

•	subject to the foregoing steps having been completed, the Cancellation shall become effective at 00:30, local time in the Netherlands on the date that the Downstream Merger becomes effective.

Accordingly, upon completion of the Post-Offer Reorganization, LAVA will no longer be a publicly traded company and will cease to exist, and the listing of the Shares on Nasdaq will have been terminated. New Topco, as legal successor to LAVA, will file a Form 15 shortly thereafter and the Shares will be deregistered under the Securities Exchange Act of 1934, as amended, resulting in the cessation of LAVA’s reporting obligations with respect to the Shares thereunder. Upon completion of the Post-Offer Reorganization, each LAVA shareholder that did not tender its Shares in the Offer or prior to the expiration of the Subsequent Offering Period will cease to hold any Shares and will receive an amount in cash equal to (i) the Offer Consideration multiplied by the number of Shares held by such minority shareholder immediately prior to the effectuation time of the Downstream Merger (the “Cancellation Consideration”), (ii) less any applicable withholding taxes, including any Dutch dividend withholding tax (dividendbelasting) due in respect of the Cancellation, and without interest.

The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New Topco A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New Topco A Shares. Unless any holder of New Topco A Shares prior to the Cancellation demonstrates to New Topco’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New Topco is able to exclude such holder from the tax withholding process, New Topco will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New Topco will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New Topco A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom.

On August 3, 2025, LAVA’s board of directors (the “LAVA Board”) unanimously: (i) determined, on the terms and subject to the conditions set forth in the Purchase Agreement, that the terms of Purchase Agreement and the transactions contemplated by the Purchase Agreement (the “Transactions”) are in the best interests of, LAVA and the sustainable success of its business, having considered the interest of the LAVA shareholders, employees and other relevant stakeholders; (ii) authorized and approved the terms and conditions of the Purchase Agreement and the Transactions and the execution, delivery and performance of LAVA’s obligations under the Purchase Agreement; and (iii) on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other Transactions, to recommend acceptance of the Offer by the shareholders of LAVA and to recommend that LAVA’s shareholders vote in favor of approval and adoption of each of the voting items described herein and set forth in the Purchase Agreement.

Furthermore, the LAVA Board recommends that you vote “for” each of the items contemplated by the Purchase Agreement to require a vote of LAVA shareholders at the EGM. At the EGM, LAVA shareholders will be requested, among other matters set forth in the Purchase Agreement, to vote on (a) one or more resolutions effective upon the Closing to appoint the new members of the LAVA Board designated by Purchaser to replace the resigning members of the LAVA Board and if and to the extent that any member of the LAVA Board (excluding the members of the LAVA Board who are independent from Purchaser and qualify as independent in accordance with the independence standards set forth in the Dutch Corporate Governance Code, the “Independent Directors”) and those members of the LAVA Board designated by Purchaser to continue to serve) has not irrevocably tendered his or her resignation therefrom (effective as of or prior to Closing) prior to the convocation of the EGM, dismissing each such member of the LAVA Board as of the Closing, (b) one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the LAVA Board for their acts of management or supervision, as applicable, up to and including the date of the EGM to the fullest extent permitted under applicable law, (c) the requisite resolutions required to effect the Post-Offer Reorganization, and (d) other matters as may properly come before the meeting.

The applicable withholding taxes, including Dutch dividend withholding tax (dividendbelasting), and other taxes, if any, imposed on the consideration received by non-tendering holders of New Topco A Shares in the Post-Offer Reorganization may be different from, and in many cases greater than, the taxes imposed upon such holders had they tendered their Shares pursuant to the Offer or during the Subsequent Offering Period, depending on matters specific to such holder. As set out above, the withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New Topco A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder. Unless any holder of New Topco A Shares prior to the Cancellation demonstrates to New Topco’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New Topco is able to exclude such holder from the tax withholding process, New Topco will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New Topco will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New Topco A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom.

The Offer is subject to various conditions. See “The Tender Offer—Section 9. Conditions of the Offer.” A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet” in this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

August 15, 2025

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either: (i) if you hold your Shares directly as the registered owner, complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to Broadridge Corporate Issuer Solutions, LLC, in its capacity as depositary for the Offer (the “Depositary and Paying Agent”), and either deliver the certificates for your Shares to the Depositary and Paying Agent along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in “The Tender Offer—Section 3. Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the expiration of the Offer; or (ii) if you hold your Shares in “street name,” request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

* * *

Questions and requests for assistance may be directed to Alliance Advisors, LLC (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer. Proxies will be solicited by LAVA from its shareholders in connection with the EGM, and you should consult and read carefully any proxy statement or other materials provided to you by LAVA in connection with the EGM.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making any decision with respect to the Offer.

i

SUMMARY TERM SHEET

XOMA Royalty Corporation, a Nevada corporation (“Purchaser”) is offering to purchase (the “Offer”) all issued and outstanding common shares, with a nominal value of €0.12 per share (“Shares”), in the capital of LAVA Therapeutics N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Utrecht, the Netherlands, registered with the Dutch trade register under number 65335740 (“LAVA”), for a price per Share of (i) $1.16 per Share in cash (the “Base Price Per Share”), (ii) an additional amount of cash of up to $0.08 per Share (such amount as finally determined pursuant to the Purchase Agreement (as defined below), the “Additional Price Per Share” and together with the Base Price Per Share, the “Cash Amount”), and (iii) one non-transferable contractual contingent value right (“CVR”) for each Share, which represents the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (as defined below), (such amount, the “CVR Amount,” and together with the Cash Amount, the “Offer Consideration”), all upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Accordingly, the total Cash Amount that Purchaser may pay pursuant to the terms of the Offer and Purchase Agreement is between $1.16 and $1.24 per Share. Subject to the terms of the Purchase Agreement (as defined below) and the CVR Agreement, the Offer Consideration will be paid net of any applicable tax withholding and without interest.

The Offer is being made pursuant to the Purchase Agreement, dated as of August 3, 2025 (together with any amendments or supplements thereto, the “Purchase Agreement”), among LAVA and Purchaser. The time at which Purchaser delivers cash funds and CVRs to the depositary consisting of the Offer Consideration for all Shares validly tendered and not validly withdrawn pursuant to the Offer as of the Acceptance Time (as defined below) is referred to as the “Closing” and such date is the “Closing Date.” Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer and the Purchase Agreement, including the Minimum Tender Condition (as defined below), Purchaser will accept for payment (the date and time of such acceptance, the “Acceptance Time”) and thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the Expiration Date.

If the conditions to the consummation of the Offer are satisfied, Purchaser will, after giving the required notice, commence a subsequent offering period (the “Subsequent Offering Period”) on the first business day after the date at which the Offer expires (taking into account any extensions). During the Subsequent Offering Period, Purchaser will offer to purchase additional Shares at the Offer Consideration, less any applicable withholding taxes and without interest, for a period of five business days. The time at which Purchaser delivers cash funds and CVRs to the depositary consisting of the Offer Consideration for all Shares validly tendered and not validly withdrawn during the Subsequent Offering Period is referred to as the “Subsequent Closing” and such date is the “Subsequent Closing Date.”

The following are some questions you, as a shareholder of LAVA, may have, and answers to those questions. This Summary Term Sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in the Purchase Agreement, the contingent value rights agreement, which is in substantially the form attached as Exhibit C to the Purchase Agreement (the “CVR Agreement”), this Offer to Purchase and the related Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read the Purchase Agreement, the CVR Agreement, this Offer to Purchase and the related Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to Alliance Advisors, LLC (the “Information Agent”) at its address and telephone number, as set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser.

WHO IS OFFERING TO BUY MY SECURITIES?

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Purchaser is offering to buy your securities. Purchaser is XOMA Royalty Corporation, a Nevada corporation, with its principal offices located at 2200 Powell Street, Suite 310, Emeryville, California. See “The Tender Offer—Section 6. Certain Information Concerning Purchaser.”

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

•	Purchaser is seeking to purchase all of the outstanding Shares. See the Introduction and “The Tender Offer—Section 1. Terms of the Offer.”

HOW MUCH IS PURCHASER OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

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Purchaser is offering to pay a cash amount per share between $1.16 and $1.24, consisting of a Base Price Per Share of $1.16 and an Additional Price Per Share of up to $0.08 (the Base Price Per Share and the Additional Price Per Share are together referred to as the “Cash Amount”), plus one non-transferable CVR for each Share, which represents the right to receive potential payments, in cash, contingent upon receipt of any CVR Proceeds, as described in the CVR Agreement, subject to any applicable tax withholding and without interest, upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal. There is a risk that: (i) you may receive no payments for the Additional Price Per Share as part of the Cash Amount; and (ii) you may receive no payments under the CVRs. Therefore, in making a decision to tender your Shares, you should understand that if the Additional Price Per Share is $0.00 and the CVR does not generate any payments, the only consideration that you would receive in the Offer is the Base Price Per Share of $1.16 that is being offered pursuant to the Offer. You should base your tender decision on the Base Price Per Share of $1.16 as it may be the only consideration you receive in the Offer. See the Introduction and “The Tender Offer—Section 1. Terms of the Offer.”

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The Additional Price Per Share will be determined based on LAVA’s good faith, estimated calculation of Closing Net Cash as of immediately prior to the Closing. As used herein, “Closing Net Cash” means, without duplication (i) the sum of LAVA’s cash and cash equivalents and marketable securities as of the Closing, determined in accordance with GAAP, applied on a basis consistent with LAVA’s application thereof in LAVA’s consolidated financial statements included in its most recent annual report on Form 10-K, plus (ii) the prepaid expenses, receivables and deposits of LAVA agreed in the Purchase Agreement, minus (iii) the sum of LAVA’s consolidated short-term and long-term contractual obligations and liabilities (including indebtedness) accrued or incurred by or on behalf of LAVA as of the Closing, but excluding, for the avoidance of doubt, any of the foregoing that have been assumed by an acquirer in connection with any Permitted Disposition, minus (iv) the LAVA Transaction Expenses, and minus (v) the Estimated Costs Post-Merger Closing, but excluding, for the avoidance of doubt, any of the foregoing that have been assumed by an acquirer in connection with any Permitted Disposition.

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The total Cash Amount payable by Purchaser pursuant to the Offer and the Purchase Agreement shall equal the quotient derived by dividing the (A) (1) the Closing Net Cash (as finally determined in accordance with the Purchase Agreement), minus (2) any Buyer Transaction Expenses (as defined in the Purchase Agreement), minus (3) $185,000; by (B) the total number of Shares that are issued and outstanding as of immediately prior to the Closing, assuming the exercise of all In-the-Money Options outstanding as of the Closing (collectively, “LAVA Outstanding Shares”). No Shares underlying Out-of-the-Money Options shall be included in the total number of Shares outstanding for purposes of determining the LAVA Outstanding Shares. The Additional Price Per Share shall equal the Cash Amount as determined pursuant to the immediately preceding sentence, minus the Base Price Per Share. See the Introduction and “The Tender Offer—Section 1. Terms of the Offer.”

You will only receive payments for any Additional Price Per Share if the Cash Amount is greater than the Base Price Per Share and you will only receive payments under the CVR Agreement upon the receipt of any CVR

Proceeds. In making a decision to tender your Shares in the Offer, you should understand that there can be no assurance that any Additional Price Per Share will be payable or that you will receive any payments under the CVR Agreement, and therefore, it is possible that the Offer Consideration may be equal to, and no greater than, the Base Price Per Share.

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If you do not tender your Shares in the Offer or during the Subsequent Offering Period, and the Post-Offer Reorganization is consummated, you will receive the same consideration as shareholders that tender their Shares in the Offer (the “Cancellation Consideration”), which, as is the case with the Offer Consideration, will be less any applicable withholding taxes and without interest. No Dutch dividend withholding tax is applicable to amounts paid for Shares tendered in the Offer or during the Subsequent Offering Period. The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New Topco A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New Topco A Shares. Unless any holder of New Topco A Shares prior to the Cancellation demonstrates to New Topco’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New Topco is able to exclude such holder from the tax withholding process, New Topco will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New Topco will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New Topco A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom. See the Introduction and “The Tender Offer—Section 1. Terms of the Offer.”

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

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If your Shares are registered in your name and you tender your Shares, you will not be obligated to pay brokerage fees or commissions or similar expenses. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the Introduction and “The Tender Offer—Section 3. Procedures for Tendering Shares.”

WHAT IS THE CVR AND HOW DOES IT WORK?

•

At or prior to the Acceptance Time, Purchaser, the rights agent (the “Rights Agent”) and the representative of the holders of the CVRs (the “Representative”) will enter into the CVR Agreement, governing the terms of the CVRs. Each CVR will represent a contractual right to receive contingent cash payments equal to a pro rata share of: (i) 100% of the amount by which the Closing Net Cash, as adjusted for any permitted deductions under CVR Agreement made within ninety (90) days following the Closing Date, in excess of the Closing Net Cash as finally determined in accordance with the Purchase Agreement (such proceeds, “Additional Net Cash Proceeds”), (ii) (A) 100% of the net proceeds, calculated in accordance with the CVR Agreement, if any, from any sale, transfer, license or other disposition (a “Disposition”) of all or any part of the rights, intellectual property and other assets related to LAVA-1266 prior to the Closing and (B) 75% of the net proceeds, calculated in accordance with the CVR Agreement, if any, from any Disposition of CVR products occurring following the Closing, in each case for the period beginning at the Closing Date and ending on the 10th anniversary of the Closing Date (such proceeds, “Disposition Proceeds”), and (iii) 75% of the net proceeds, calculated in accordance with the CVR Agreement, if any, from LAVA’s collaborations (A) with Pfizer Inc. (formerly Seagen Inc.) to develop, manufacture and commercialize EGFRd2 (PF-8046052) and (B) with Johnson & Johnson (formerly Janssen) for the discovery and development of novel bispecific antibody-based T cell engagers for the treatment of cancer, including JNJ-89853413 ((A) and (B) together, the “Existing Partnership Agreements”), in each case for the period beginning at the Closing Date and ending on the 10th anniversary of the Closing Date (such proceeds, “Partnership Proceeds”).

•

Any CVR Proceeds would be calculated and payable based on a distribution of net proceeds from excess net cash, Dispositions or the Existing Partnership Agreements and we cannot predict whether any such proceeds will arise at all. Net proceeds would depend upon various unknown factors, including market conditions, known tax liabilities, the identification of potential acquirers, the conclusions reached by potential acquirers after conducting due diligence with respect to the assets, costs associated with the Existing Partnership Agreements and the receipt of gross proceeds by Purchaser. We cannot predict whether any CVR Proceeds will be received or, if any CVR Proceeds are received, the amount or timing of any such receipt. In connection with the Offer, none of the offerors engaged any independent valuation firm to conduct an analysis of the potential value of the CVR Proceeds or received any material non-public information assessing the value of the CVR Proceeds. Accordingly, in making a decision to tender your Shares in the Offer, you should understand that there can be no assurance that there will be any payments under the CVR Agreement. You should also understand that, as discussed below, the offeror estimates that the amount that will be payable under the CVRs will be approximately $0.00.

•

For a period beginning on the Closing Date and ending on the second anniversary of the Closing Date, Purchaser has agreed to use commercially reasonable efforts in furtherance of the entry into one or more agreements providing for a Disposition (each a “Disposition Agreement”) and effectuate the completion of the transactions contemplated thereby as promptly as practicable after the Closing, subject to certain limitations set forth in the CVR Agreement. For a period beginning on the Closing Date and ending on the 10th anniversary of the Closing Date, Purchaser has agreed to use commercially reasonable efforts to maintain and enforce the Existing Partnership Agreements and comply in all material respects with their respective covenants and obligations under each Existing Partnership Agreement.

•

The CVR holders will have no greater rights against Purchaser under the CVR Agreement, than those of general unsecured creditors of Purchaser, including in the event of any bankruptcy. The CVRs would be effectively junior in right of payment to all of Purchaser’s secured obligations to the extent of the collateral securing such obligations, and the CVRs would be pari passu with all of Purchaser’s unsecured obligations, including trade payables, pursuant to the CVR Agreement, as applicable.

•

It is currently anticipated that up to an aggregate of 26,305,295 CVRs will be issued, representing CVRs to be issued as part of the consideration for each of the issued and outstanding Shares, as well as Shares underlying each In-the-Money Option immediately prior to the Closing. For more information regarding the CVR Agreement, see “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements.”

IS IT POSSIBLE THAT NO PAYMENTS WILL BE PAYABLE TO THE HOLDERS OF CONTINGENT VALUE RIGHTS IN RESPECT OF SUCH CONTINGENT VALUE RIGHTS?

•	Yes. You will only receive payments with respect to your CVRs if CVR Proceeds are received between the Closing Date and the Expiration Date (as defined in the CVR Agreement). If no CVR Proceeds are received, you will receive only the Cash Amount for your Shares and no payments with respect to your CVRs.

•

The offeror estimates that the amount that will be payable under the CVRs will be approximately $0.00 per CVR, including the offeror’s estimate of Additional Net Cash Proceeds, Disposition Proceeds and Partnership Proceeds.

•

The offeror’s estimate of Additional Net Cash Proceeds is based on the LAVA’s assessment of its projected cash position, which estimate will be used to calculate the Additional Price per Share. Additional Net Cash Proceeds are only payable to the extent LAVA’s estimate of its cash position is incorrect and actual expenses are lower than estimated. The offeror has reviewed the methodologies and assumptions underpinning LAVA’s cash position and has no reason to doubt LAVA’s assessment as to its expected cash position.

•

The offeror’s estimate of Disposition Proceeds is based on the offeror’s assessment of the CVR Products together with LAVA’s independent estimate. LAVA previously conducted an extensive business development process in an effort to out-license or otherwise dispose of the CVR Products and concluded that the market opportunity for the CVR Products is limited. Even if market conditions were to change, there would still be significant uncertainty regarding the offeror’s ability to attract a potential acquirer for the CVR Products and, even if the offeror was to be successful in negotiating transaction terms with a potential acquirer of the CVR Products, whether any potential acquirer of the CVR Products would be able to: (i) initiate and complete successful nonclinical studies and clinical trials for any product related to or based upon the CVR Products, (ii) conduct sufficient clinical trials or other studies to support the approval and commercialization of any product related to the CVR Products, (iii) demonstrate to the satisfaction of the U.S. Food and Drug Administration and similar foreign regulatory authorities the safety and efficacy and acceptable risk-to-benefit profile of any product related to the CVR Products, (iv) seek and obtain regulatory marketing approvals for any product related to the CVR Products, (v) establish and maintain supply and manufacturing relationships with third parties to ensure adequate and legally compliant manufacturing of bulk drug substances and drug products to maintain that supply, (vi) launch and commercialize any product candidates that were to obtain marketing approval and, if launched, successfully establish a sales, marketing and distribution infrastructure, (vii) demonstrate the necessary safety data post-approval to ensure continued regulatory approval, (viii) demonstrate the actual and perceived benefits of any product related to the CVR Products, if approved, relative to existing and future alternative therapies based upon availability, cost, risk and safety profile, drug-drug interactions, ease of administration, side effects and efficacy, (ix) obtain coverage and adequate product reimbursement from third-party payors, including government payors, (x) achieve market acceptance for any approved products, (xi) address any competing technological and market developments, (xii) negotiate favorable terms in any collaboration, licensing or other arrangements into which such acquirer may enter in the future and perform its obligations under such collaborations, (xiii) establish, maintain, protect and enforce intellectual property rights related to the CVR Products and (xiv) attract, hire and retain qualified personnel, among other unknowns.

•

The offeror’s estimate of the Partnership Proceeds is based on the offeror’s assessment of the significant uncertainty associated with early-stage development of pre-clinical therapies, where ultimate economic value depends on scientific, regulatory, commercial, temporal, and structural factors that are almost entirely outside the control of LAVA or the Purchaser. Industry data indicate that only a small fraction of oncology drug candidates progress from pre-clinical research to regulatory approval. The receipt of gross Partnership Proceeds is dependent on the achievement of specified clinical, regulatory, or commercial milestones that require the underlying asset to successful advance through multiple successive phases of human testing, secures regulatory approval in one or more major jurisdictions, and achieves minimum sales thresholds. Historically, overall probability of approval for oncology drugs entering clinical development is estimated to be near-zero, with the majority of candidates failing at various stages due to lack of efficacy, safety concerns, or commercial viability.

Additional contingencies associated with the receipt of gross Partnership Proceeds include, among others: (i) subject to the applicable agreements, the applicable partner retains unilateral discretion to abandon the program for any reason, including strategic portfolio reprioritization, safety signals, competitive developments, or adverse market conditions, (ii) royalty payments are typically graduated and subject to offsets for third-party intellectual-property payments, development costs, and cost-sharing true-ups, (iii) in addition to the foregoing development costs, Partnership Proceeds are payable to Purchaser only following the recoupment of various commercialization and marketing expenses and each applicable partner has broad contractual discretion to determine and allocate such expenses, (iv) the development status of competitive oncology candidates, (v) regulatory changes and developments and (vi) the temporal horizon associated with the development of drug candidates can typically require six to ten years and any Partnership Proceeds must be earned by the 10th anniversary of the Effective Time.

•

In considering whether to tender your Shares in the Offer, you should consider that it is entirely possible that no cash will be distributed to the holders of the CVR under the terms of the CVR Agreement.

For more information regarding the CVR Agreement, see “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements.”

MAY I TRANSFER MY CONTINGENT VALUE RIGHTS?

•

The CVRs will not be transferable except: (i) upon death of the holder by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including a consolidation, merger or demerger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by the Depository Trust Company (“DTC”); or (v) that CVRs may be abandoned, as provided under Section 2.7 of the CVR Agreement. For more information regarding the CVR Agreement, see “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements.”

ARE THERE OTHER MATERIAL TERMS OF THE CONTINGENT VALUE RIGHTS?

•

In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership in Purchaser, any constituent corporation party to the Downstream Merger or any of its affiliates. No interest will accrue or become payable in respect of any of the amounts that may become payable on the CVRs. For more information regarding the CVR Agreement, see “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements.”

WHY IS PURCHASER MAKING THE OFFER?

•

Purchaser has undertaken to acquire control of, and the entire equity interest in, LAVA because the acquisition would add to Purchaser’s cash balances and potentially add several programs to Purchaser’s royalty portfolio. See “Special Factors—Section 2. Purpose of the Offer and Plans for LAVA” and “The Tender Offer—Section 1. Terms of the Offer.”

•

If the Offer is consummated, pursuant to the Purchase Agreement, LAVA will consummate the Post-Offer Reorganization (as defined below) on the Subsequent Closing Date (as described below). Upon consummation of the Post-Offer Reorganization, LAVA would cease to be a publicly traded company and cease to exist. At that time, we intend to cause LAVA to terminate the listing of the Shares on The Nasdaq Stock Market LLC (“Nasdaq”). As a result, LAVA and its Shares would cease to be publicly traded (the “Delisting”). In addition, after the Delisting we intend to cause the termination of the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promptly as practicable, and expect to take steps to cause the suspension of all of LAVA’s reporting obligations with the SEC.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•

Pursuant to the Purchase Agreement, Purchaser’s obligation to accept Shares tendered in the Offer is subject to the satisfaction or waiver of certain conditions. Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer and, subject to the terms of the Purchase Agreement, may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer, unless:

(a)

prior to the Expiration Date, there shall have been validly tendered (and not properly withdrawn) at least one Share more than 80% (or 75% under specified conditions) of the number of Shares that are then issued and outstanding as of the expiration of the Offer (the “Minimum Tender Condition”); or

(b)	all of the following conditions exist or shall have occurred and be continuing as of the Expiration Date:

(i)

there shall be no Legal Restraint (as defined in the Purchase Agreement) in effect that prohibits, renders illegal or enjoins, the consummation of the Offer, the Post-Offer Reorganization (or any component thereof) or the other Transactions;

(ii)

the representations and warranties of LAVA set forth in (A) Section 3.12(a) of the Purchase Agreement shall be true and correct in all respects at and as of the Acceptance Time with the same effect as though made at and as of the Acceptance Time, (B) Section 3.06(a) of the Purchase Agreement shall be true and correct in all respects (except for any de minimis inaccuracies) at and as of the Acceptance Time with the same effect as though made at and as of the Acceptance Time (or such earlier date in respect of which such representations and warranties are expressly made), (C) Section 3.01, Section 3.03, Section 3.23 of the Purchase Agreement shall be true and correct in all material respects at and as of the Acceptance Time with the same effect as though made at and as of the Acceptance Time (or such earlier date in respect of which such representations and warranties are expressly made) and (D) Article 3 of the Purchase Agreement, other than those Sections specifically identified in clauses (A), (B) and (C) of this paragraph (ii), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “LAVA Material Adverse Effect” and words of similar import set forth therein) at and as of the Acceptance Time with the same effect as though made at and as of the Acceptance Time (or such earlier date in respect of which such representations and warranties are expressly made), except, in the case of this clause (D), where the failure to be true and correct would not have or reasonably be expected to have, individually or in the aggregate, a LAVA Material Adverse Effect;

(iii)

LAVA shall have performed and complied with, in all material respects, those covenants and obligations under the Purchase Agreement that are required to be performed by it at or prior to the Acceptance Time;

(iv)

since the date of the Purchase Agreement, there shall not have occurred any fact, change, event, development, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a LAVA Material Adverse Effect;

(v)

the Governance Resolutions and the Post-Offer Reorganization Resolutions (each as defined in the Purchase Agreement) shall have been adopted at the EGM or a subsequent EGM, and in each case, shall not have been revoked, modified or amended in any way;

(vi)	Purchaser shall have received from LAVA a certificate, dated as of the date on which the Offer expires and signed by an executive officer of LAVA, certifying to the effect that the Offer

Conditions set forth in clauses (ii), (iii) and (iv) have been satisfied as of immediately prior to the expiration of the Offer;

(vii)

all required filings with respect to any applicable antitrust laws shall have been received and be in full force and effect or their relevant waiting periods (and any extension thereof) shall have expired or been terminated;

(viii)	the Purchase Agreement shall have been validly terminated in accordance with its terms; and

(ix)	the Closing Net Cash as finally determined pursuant to the Purchase Agreement is at least $31,500,000.

Purchaser reserves the right to waive certain of the conditions to the Offer in their sole discretion (including the minimum cash condition to the Offer described in the foregoing clause (b)(vi) above); provided that they may not waive the Minimum Tender Condition.

•

If the conditions to the consummation of the Offer are satisfied, Purchaser will, after giving the required notice, commence the Subsequent Offering Period on the first business day after the date at which the Offer expires (taking into account any extensions). During the Subsequent Offering Period, Purchaser will offer to purchase additional Shares at the Offer Consideration, less any applicable withholding taxes and without interest, for a period of five business days.

•

A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 9. Conditions of the Offer.”

IS THERE AN AGREEMENT GOVERNING THE OFFER?

•

Yes. LAVA and Purchaser have entered into the Purchase Agreement. The Purchase Agreement provides, among other things, that as promptly as practicable following the expiration of the Subsequent Offering Period, subject to the fulfilment of certain conditions, LAVA and Purchaser shall be required to effectuate, or cause to be effectuated, a corporate reorganization involving LAVA and its subsidiaries, consisting of the Downstream Merger, the Loan and the Cancellation (all as defined below) (collectively, the “Post-Offer Reorganization”), provided that each action that forms part of such Post-Offer Reorganization is permitted under applicable law (including Sections 2:316(4) and 2:318(1) of the Dutch Civil Code, in the manner set out below and in the order set out below:

•

prior to the Dutch statutory merger of LAVA (as disappearing company) with and into LAVA Therapeutics New Topco B.V. a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Utrecht, the Netherlands, registered with the Dutch trade register under number 98007424 (as acquiring company) (“New Topco”) within the meaning of Section 2:309 et seq. and 2:311(2) of the Dutch Civil Code pursuant to which (i) class A shares in New TopCo will be allotted to LAVA’s shareholders (other than Purchaser) (“New TopCo A Shares”) and (ii) class B shares in New TopCo will be allotted to Purchaser, as contemplated by and in accordance with the terms of the merger proposal and accompanying explanatory notes to be filed with the Dutch trade registry (the “Downstream Merger”) becoming effective, LAVA shall, in its capacity as sole shareholder of New TopCo, resolve to effectuate the cancellation of all outstanding New TopCo A Shares following the effective time of the Downstream Merger (the “Cancellation”);

•	LAVA and New Topco shall execute the notarial deed effecting the Downstream Merger no later than 23:59, local time in the Netherlands, on the closing date of the Subsequent Offering Period;

•	prior to 00:30, local time in the Netherlands, on the date that the Downstream Merger becomes effective (the “Cancellation Effective Time”), Purchaser shall (i) grant a loan to New TopCo for a principal amount in cash, available to or at the sole direction of New Topco, out of immediately available funds, equal to the product of (A) the number of New Topco A Shares that will be issued and outstanding immediately prior to the Cancellation Effective Time and (B) the Cash Amount (the “Loan”), and (ii) make available to or at the sole direction of New Topco such number of CVRs as necessary for New Topco to deliver to each holder of New TopCo A Shares (determined immediately prior to the Cancellation Effective Time) one CVR for each New Topco A Share then held by such holder;

•

after the granting of the Loan but prior to the Cancellation Effective Time, the management board of New TopCo shall resolve on approving the Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time does not know nor reasonably foresee that, following the Cancellation, New TopCo cannot continue to pay its due and payable debts; and

•	subject to the foregoing steps having been completed, the Cancellation shall become effective at 00:30, local time in the Netherlands on the date that the Downstream Merger becomes effective.

See “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements.”

DOES PURCHASER HAVE FINANCIAL RESOURCES TO MAKE PAYMENTS IN THE OFFER AND, IF REQUIRED, IN RESPECT OF THE CVRS?

•

Yes. Purchaser has available cash balances to pay cash consideration for all Shares accepted for payment in the Offer, to complete the Post-Offer Reorganization and to make payments in respect of outstanding equity awards pursuant to the Purchase Agreement. See “The Tender Offer—Section 8. Source and Amount of Funds.”

SHOULD PURCHASER’S FINANCIAL CONDITION BE RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•

No, we do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because: (i) the Offer is being made for all outstanding Shares solely for cash and CVRs; (ii) the Offer and Post-Offer Reorganization are not subject to any financing condition; and (iii) if we consummate the Offer and not all outstanding Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, then following the consummation of the Post-Offer Reorganization, all shares held by non-tendering LAVA shareholders that will own shares in New Topco shall be cancelled for the same cash price as was paid in the Offer (i.e., the Cancellation Consideration), less any applicable withholding taxes, including any Dutch dividend withholding tax due in respect of the Cancellation, and Purchaser will have sufficient cash on hand to pay the Cancellation Consideration. Payments to be made pursuant to the CVRs, if any, will be made with the CVR Proceeds, if any. See “The Tender Offer—Section 8. Source and Amount of Funds.”

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•

You will have until one minute after 11:59 p.m. Eastern Time on October 3, 2025, to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the Expiration Date of the Offer as so extended. See also “The Tender Offer—Section 1. Terms of the Offer.”

CAN THE OFFER BE FURTHER EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

•	Yes, the Offer can be extended. We have agreed in the Purchase Agreement, subject to our rights to terminate the Purchase Agreement in accordance with its terms, if on any then-scheduled expiration of the Offer the Minimum Tender Condition has not been satisfied or any Offer Condition (as defined in the Purchase Agreement) has not been satisfied or waived by Purchaser (set forth in “The Tender Offer—Section 9. Conditions of the Offer”), Purchaser may, in its discretion, or at the request of LAVA, Purchaser shall, extend the Offer (i) for periods of up to ten (10) business days per extension (five (5) business days being sufficient, subject to applicable law) to permit such Offer Condition to be satisfied or (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of Nasdaq applicable to the Offer; provided that (i) in no event shall Purchaser be permitted or required to extend the Offer beyond December 31, 2025 (the “Outside Date”) and (ii) if all of the Offer Conditions have been satisfied or waived other than the Minimum Tender Condition, Purchaser shall not be required to extend the Offer on more than two (2) occasions.

HOW WILL I BE NOTIFIED IF THE OFFER IS FURTHER EXTENDED?

•

If Purchaser further extends the Offer, we will inform Broadridge Corporate Issuer Solutions, LLC, the depositary and paying agent for this Offer (the “Depositary and Paying Agent”), of that fact and will file with the SEC and disseminate to the holders of Shares, as and to the extent required by law, a supplement or amendment to this Offer to Purchase giving the new Expiration Date no later than 9:00 a.m. Eastern Time on the next business day after the day on which the Offer was previously scheduled to expire. See “The Tender Offer—Section 1. Terms of the Offer.”

HOW DO I TENDER MY SHARES?

•

If you hold your Shares directly as the registered owner on the books of LAVA’s transfer agent, you can: tender your Shares by following the procedure for book-entry set forth in “The Tender Offer—Section 3. Procedures for Tendering Shares,” not later than the expiration of the Offer. See “The Tender Offer—Section 3. Procedures for Tendering Shares.”

•

If you hold your Shares in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

•

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary and Paying Agent of a confirmation of a book-entry transfer of such Shares and a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares (as described in “The Tender Offer—Section 3. Procedures for Tendering Shares”). See also “The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares.”

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•

You may withdraw previously tendered Shares any time prior to one minute after 11:59 p.m. Eastern Time on October 3, 2025, unless Purchaser extends the Offer. See “The Tender Offer—Section 4. Withdrawal Rights.”

•

In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after October 13, 2025, which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

WILL THERE BE A SUBSEQUENT OFFERING PERIOD?

•

Yes. If the conditions to the consummation of the Offer are satisfied, after the Expiration Date, Purchaser will commence the Subsequent Offering Period for a period of five business days to purchase additional Shares. During the Subsequent Offering Period, Purchaser will offer to purchase such additional Shares at the Offer Consideration, less any applicable withholding taxes and without interest. The Subsequent Offering Period will commence on the first business day following the Expiration Date.

WHAT IS THE DIFFERENCE BETWEEN AN EXTENSION OF THE OFFER AND A SUBSEQUENT OFFERING PERIOD?

•

The Subsequent Offering Period is not an extension of the Offer. The Subsequent Offering Period occurs after the Expiration Date. No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period, and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment; any Shares tendered during the Subsequent Offering Period will immediately be accepted and promptly paid for. See “The Tender Offer—Section 1. Terms of the Offer.”

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary and Paying Agent while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See “The Tender Offer—Section 4. Withdrawal Rights.”

•

No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period, and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment; any Shares tendered during the Subsequent Offering Period will immediately be accepted and promptly paid for. See “The Tender Offer—Section 4. Withdrawal Rights.”

WHAT DOES LAVA’S BOARD OF DIRECTORS THINK OF THE OFFER?

•

After careful consideration, the members of LAVA’s board of directors (the “LAVA Board”) have unanimously recommended that you accept the Offer. LAVA’s full statement on the Offer is set forth in its Solicitation/Recommendation Statement on Schedule 14D-9, which it has filed with the SEC on the date hereof. See also the “Introduction” below.

IF I AM AN EMPLOYEE OF LAVA, HOW WILL MY OUTSTANDING EQUITY AWARDS BE TREATED IN THE OFFER AND THE POST-OFFER REORGANIZATION?

•

As of immediately prior to the Closing, the vesting for each outstanding and unvested option to purchase Shares from LAVA (“LAVA Stock Options,” and each a “LAVA Stock Option”) shall be accelerated and at the Closing, each LAVA Stock Option that has an exercise price per share that is less than the Cash Amount (each, an “In-the-Money Option”) that is then outstanding will be cancelled and the holder of such cancelled In-the-Money Option will be entitled to receive (1) an amount in cash, without interest and subject to applicable tax withholding, equal to the product of (x) the excess of the Cash Amount over the applicable exercise price per share under such In-the-Money Option and (y) the total number of Shares underlying such In-the-Money Option and (2) (x) the CVRs comprised in the Offer Consideration, multiplied by (y) the total number of Shares underlying such Company Option and (B) each LAVA Stock Option that has a per share exercise price that is equal to or greater than the Cash Amount (each, an “Out-of-the-Money Option”) will be cancelled at the Closing for no consideration.

WILL THE TENDER OFFER BE FOLLOWED BY A POST-OFFER REORGANIZATION IF ALL THE SHARES ARE NOT TENDERED?

•

The Purchase Agreement provides, among other things, that as promptly as practicable following the expiration of the Subsequent Offering Period, subject to the fulfilment of certain conditions, LAVA and Purchaser shall be required to effectuate, or cause to be effectuated, the Post-Offer Reorganization, including the Downstream Merger.

IF THE OFFER IS COMPLETED, WILL LAVA CONTINUE AS A PUBLIC COMPANY?

•

No. Beginning on the Subsequent Closing Date, we expect to effectuate, or cause to be effectuated, the Post-Offer Reorganization and intend to cause LAVA to terminate the listing of the Shares on Nasdaq and cease to exist. As a result, LAVA and its Shares would cease to be publicly traded.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•

After the Closing Date and effectuation of the Post-Offer Reorganization, the Shares will cease to exist and you will cease to hold any Shares. If you do not tender your Shares in the Offer or during the Subsequent Offering Period, and the Post-Offer Reorganization is consummated, you will receive the same consideration as shareholders that tender their Shares in the Offer (the “Cancellation Consideration”), which, as is the case with the Offer Consideration, will be less any applicable withholding taxes and without interest.

•

The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New Topco A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New Topco A Shares. Unless any holder of New Topco A Shares prior to the Cancellation demonstrates to New Topco’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New Topco is able to exclude such holder from the tax withholding process, New Topco will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New Topco will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New Topco A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom. In addition, if both the Offer and Post-Offer Reorganization are completed, another difference between tendering your Shares and not tendering your Shares pursuant to the Offer or during the Subsequent Offering Period is that holders of Shares tendered in the Offer or during the Subsequent Offering Period will be paid in respect of such Shares sooner than holders of non-tendering Shares are paid in respect of non-tendering Shares in the Post-Offer Reorganization.

•

If you decide not to tender your Shares in the Offer or during the Subsequent Offering Period and the Post-Offer Reorganization does not occur, you will remain a shareholder of LAVA. Subject to limited conditions, if we purchase Shares in the Offer, we are obligated under the Purchase Agreement to cause the Post-Offer Reorganization to occur. See “Special Factors—Section 4. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations.”

•

Following the Acceptance Time, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See “Special Factors—Section 4. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations.”

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

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On August 14, 2025, the last full trading day prior to the date of this Offer to Purchase, the last reported closing price per Share reported on Nasdaq was $1.54. See “Special Factors—Section 3. Price Range of Shares; Dividends.”

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

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If the conditions to the Offer as set forth in the Introduction and “The Tender Offer—Section 9. Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you a dollar amount in cash equal to the number of Shares you tendered multiplied by the Cash Amount, plus one CVR for each Share, in each case, without interest and subject to any applicable tax withholding, promptly following the time at which Purchaser accepts for payment Shares tendered in the Offer (and in any event within three business days ). Shares validly tendered during the Subsequent Offering Period will be accepted and paid for promptly (and in any event within three business days ). See “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares.”

•

We will pay to the holders of CVRs the applicable CVR Proceeds, if any (a) with respect to Additional Net Cash Proceeds, if any, as soon as practicable, but in no event later than 105 days following the Closing Date, and (b) with respect to Disposition proceeds or partnership proceeds, if any, within 30 days following the receipt of gross proceeds by Purchaser or any of its affiliates.

•	For more information regarding the CVR Agreement, see “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements.”

IF I AM AN EMPLOYEE OF LAVA, HOW WILL MY OUTSTANDING EQUITY AWARDS BE TREATED IN THE OFFER AND THE POST-OFFER REORGANIZATION?

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As of immediately prior to the Closing, the vesting for each outstanding and unvested LAVA Stock Option shall be accelerated and at the Closing each LAVA Stock Option that has an exercise price per share that is less than the Cash Amount (each, an “In-the-Money Option”) that is then outstanding will be cancelled and the holder of such cancelled In-the-Money Option will be entitled to receive (1) an amount in cash, without interest and subject to applicable tax withholding, equal to the product of (x) the excess of the Cash Amount over the applicable exercise price per share under such In-the-Money Option and (y) the total number of Shares underlying such In-the-Money Option and (2) (x) the CVRs comprised in the Offer Consideration, multiplied by (y) the total number of Shares underlying such Company Option and (B) each LAVA Stock Option that has a per share exercise price that is equal to or greater than the Cash Amount (each, an “Out-of-the-Money Option”) will be cancelled at the Closing Date for no consideration.

WHAT ARE THE PRINCIPAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF TENDERING MY SHARES IN THE OFFER OR HAVING MY SHARES EXCHANGED FOR THE OFFER CONSIDERATION PURSUANT TO POST-OFFER REORGANIZATION?

•	The receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Post-Offer Reorganization generally will be treated for U.S. federal income tax purposes as consideration received in a sale or exchange of the Shares that you exchange in the Offer or the Post-Offer Reorganization. The amount of income, gain or loss a holder recognizes, and the timing and character of such income, gain or loss will differ depending on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty. Moreover, the transactions described in this Offer to Purchase may result in adverse consequences to you if you do not tender your Shares in the Offer or if the passive foreign investment company rules apply. We urge you to consult your tax advisor as to the particular tax consequences to you of the Offer and the Post-Offer Reorganization (including the application and effect of any state, local or non-U.S. income and other tax laws). See “Special Factors—Section 5. Certain U.S. Federal Income and Dutch Tax Consequences of the Offer and the Post-Offer Reorganization” for a more detailed discussion of certain U.S. federal income tax consequences of the Offer and the Post-Offer Reorganization.

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You should also note that Dutch dividend withholding tax (dividendbelasting) may be withheld on payments to U.S. taxpayers in the Post-Offer Reorganization (see the following question and below in “Special Factors—Section 5. Certain U.S. Federal Income and Dutch Tax Consequences of the Offer and the Post-Offer Reorganization”).

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The U.S. federal, state, local and non-U.S. income and other tax consequences to holders or beneficial owners of LAVA Stock Options participating in the Post-Offer Reorganization with respect to such LAVA Stock Options are not discussed herein, and such holders or beneficial owners of LAVA Stock Options are strongly encouraged to consult with their own tax advisors regarding such tax consequences. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Post-Offer Reorganization.

WHAT ARE THE MATERIAL DUTCH INCOME TAX CONSEQUENCES OF TENDERING MY SHARES IN THE OFFER OR DURING THE SUBSEQUENT OFFERING PERIOD, OR RECEIVING CONSIDERATION IN THE POST-OFFER REORGANIZATION?

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The receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Post-Offer Reorganization may result in a taxable transaction for Dutch tax purposes. You should consult your tax advisor to determine the tax consequences (including the application and effect of any Dutch income or other tax laws) to you of participating in the Offer in light of your particular circumstances. See “Special Factors—Section 5. Certain U.S. Federal Income and Dutch Tax Consequences of the Offer and the Post-Offer Reorganization” for a more detailed discussion of certain Dutch income tax consequences of the Offer and the Post-Offer Reorganization.

WHAT ARE THE MATERIAL DUTCH DIVIDEND WITHHOLDING TAX CONSEQUENCES OF THE POST-OFFER REORGANIZATION?

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The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New Topco A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New Topco A Shares. Unless any holder of New Topco A Shares prior to the Cancellation demonstrates to New Topco’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New Topco is able to exclude such holder from the tax withholding process, New Topco will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New Topco will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New Topco A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom. You should consult your tax advisor to determine the tax consequences (including the application and effect of any Dutch tax laws) to you of participating in the Offer in light of your particular circumstances. See “Special Factors—Section 5. Certain U.S. Federal Income and Dutch Tax Consequences of the Offer and the Post-Offer Reorganization” for a more detailed discussion of certain Dutch dividend withholding tax consequences of the Offer and the Post-Offer Reorganization.

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

•	LAVA shareholders are not entitled under Dutch law or otherwise to appraisal or dissenter rights in connection with the Offer or the Post-Offer Reorganization.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call Alliance Advisors, LLC, the Information Agent, toll-free at 1-855-206-1072 or email them at LVTX@allianceadvisors.com. See the back cover of this Offer to Purchase.

To All Holders of Shares of

LAVA Therapeutics N.V.

INTRODUCTION

Purchaser is making the Offer to acquire all outstanding Shares for a price per share of between $1.16 and $1.24, consisting of a Base Price Per Share of $1.16 and an Additional Price Per Share of up to $0.08 (the Base Price Per Share and the Additional Price Per Share are together referred to as the “Cash Amount”), plus one non-transferable CVR for each Share, which represents the right to receive potential cash payments, contingent upon receipt of CVR Proceeds, as described in the CVR Agreement, all upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal. Subject to the terms of the Purchase Agreement and the CVR Agreement, the Offer Consideration will be paid net of any applicable tax withholding and without interest.

The Offer is being made pursuant to the Purchase Agreement among LAVA and Purchaser. Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer and the Purchase Agreement, including the satisfaction of the Minimum Tender Condition, Purchaser will accept for payment and thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer at the Acceptance Time (and in any event within three business days). Pursuant to the Purchase Agreement, the Additional Price Per Share, if any, will be determined based on LAVA’s good faith, estimated calculation of Closing Net Cash as of immediately prior to the Closing. Purchaser will file with the SEC a supplement or amendment to this Offer to Purchase that includes the finally determined Additional Price Per Share no later than 9:00 a.m. Eastern Time on the first business day following the date on which the Closing Net Cash is finally determined and agreed upon by LAVA and Purchaser, and, pursuant to Rule 14e-1(b), the Offer will remain open for at least ten (10) business days from the date the supplement or amendment to this Offer to Purchase that includes the finally determined Additional Price Per Share is first published or sent or given to security holders.

As of immediately prior to the Closing, the vesting for each LAVA Stock Option shall be accelerated and at the Closing each In-the-Money Option that is then outstanding will be cancelled and the holder of such cancelled In-the-Money Option will be entitled to receive (1) an amount in cash, without interest and subject to applicable tax withholding, equal to the product of (x) the excess of the Cash Amount over the applicable exercise price per share under such In-the-Money Option and (y) the total number of Shares underlying such In-the-Money Option and (2) (x) the CVRs comprised in the Offer Consideration, multiplied by (y) the total number of Shares underlying such Company Option and (B) each Out-of-the-Money Option will be cancelled at the Closing for no consideration.

As noted in the Summary Term Sheet, there is a risk that: (i) you may receive no Additional Price Per Share as part of the Cash Amount; and (ii) you may receive no payments under the CVRs. Therefore, in making a decision to tender your Shares, you should understand that if the Additional Price Per Share is $0.00 and the CVR does not generate any payments, the only consideration that you would receive in the Offer is the Base Price Per Share of $1.16 that is being offered pursuant to the Offer. You should base your tender decision on the Base Price Per Share of $1.16 as it may be the only consideration you receive in the Offer. On August 14, 2025, the last full trading day prior to the date of this Offer to Purchase, the closing price of LAVA’s common shares as reported on Nasdaq was $1.54 per Share.

If the conditions to the consummation of the Offer are satisfied, Purchaser will commence the Subsequent Offering Period on the first business day after the time at which the Offer expires (taking into account any extensions). Shares validly tendered during the Subsequent Offering Period will be accepted and paid for promptly (and in any event within three business days).

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The Purchase Agreement provides, among other things, that as promptly as practicable following the expiration of the Subsequent Offering Period, subject to the fulfilment of certain conditions, LAVA and

Purchaser shall be required to effectuate, or cause to be effectuated, a corporate reorganization involving LAVA and its subsidiaries, consisting of the Downstream Merger, the Loan and the Cancellation (all as defined below) (collectively, the “Post-Offer Reorganization”), provided that each action that forms part of such Post-Offer Reorganization is permitted under applicable law (including Sections 2:316(4) and 2:318(1) of the Dutch Civil Code, in the manner set out below and in the order set out below:

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prior to the Dutch statutory merger of LAVA (as disappearing company) with and into LAVA Therapeutics New Topco B.V. a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Utrecht, the Netherlands, registered with the Dutch trade register under number 98007424 (as acquiring company) (“New Topco”) within the meaning of Section 2:309 et seq. and 2:311(2) of the Dutch Civil Code pursuant to which (i) class A shares in New TopCo will be allotted to LAVA’s shareholders (other than Purchaser) (“New TopCo A Shares”) and (ii) class B shares in New TopCo will be allotted to Purchaser, as contemplated by and in accordance with the terms of the merger proposal and accompanying explanatory notes to be filed with the Dutch trade registry (the “Downstream Merger”) becoming effective, LAVA shall, in its capacity as sole shareholder of New TopCo, resolve to effectuate the cancellation of all outstanding New TopCo A Shares following the effective time of the Downstream Merger (the “Cancellation”);

•	LAVA and New Topco shall execute the notarial deed effecting the Downstream Merger no later than 23:59, local time in the Netherlands, on the closing date of the Subsequent Offering Period;

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prior to 00:30, local time in the Netherlands, on the date that the Downstream Merger becomes effective (the “Cancellation Effective Time”), Purchaser shall (i) grant a loan to New TopCo for a principal amount in cash, available to or at the sole direction of New Topco, out of immediately available funds, equal to the product of (A) the number of New Topco A Shares that will be issued and outstanding immediately prior to the Cancellation Effective Time and (B) the Cash Amount (the “Loan”), and (ii) make available to or at the sole direction of New Topco such number of CVRs as necessary for New Topco to deliver to each holder of New TopCo A Shares (determined immediately prior to the Cancellation Effective Time) one CVR for each New Topco A Share then held by such holder;

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after the granting of the Loan but prior to the Cancellation Effective Time, the management board of New TopCo shall resolve on approving the Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time does not know nor reasonably foresee that, following the Cancellation, New TopCo cannot continue to pay its due and payable debts; and

•	subject to the foregoing steps having been completed, the Cancellation shall become effective at 00:30, local time in the Netherlands on the date that the Downstream Merger becomes effective.

Upon completion of the Post-Offer Reorganization, each LAVA shareholder that did not tender its Shares in the Offer or prior to the expiration of the Subsequent Offering Period will cease to hold any Shares and will receive an amount in cash equal to (i) the Offer Consideration multiplied by the number of Shares held by such minority shareholder immediately prior to effectuation time of the Downstream Merger (the “Cancellation Consideration”), (ii) less any applicable withholding taxes, including any Dutch dividend withholding tax (dividendbelasting) due in respect of the Cancellation, and without interest.

The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New Topco A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New Topco A Shares. Unless any holder of New Topco A Shares prior to the Cancellation demonstrates to New Topco’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New Topco is able to exclude such holder from the tax withholding process, New Topco will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New Topco will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New Topco A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom.

If your Shares are registered in your name and you tender directly to the Depositary and Paying Agent, you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with such institution as to whether they charge any service fees or commissions.

We will pay all charges and expenses of the Depositary and Paying Agent and the Information Agent.

Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, subject to the terms of the Purchase Agreement, may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer, if:

(i)  prior to the Expiration Date, the Minimum Tender Condition shall have not been satisfied; or

(ii)  any of the conditions set forth in “The Tender Offer—Section 9. Conditions of the Offer” shall exist or shall have occurred and be continuing at the Expiration Date of the Offer.

Purchaser reserves the right to waive certain of the conditions to the Offer in accordance with the Purchase Agreement; provided that it may not waive the Minimum Tender Condition. See “The Tender Offer—Section 9. Conditions of the Offer.”

Pursuant to the terms of the Purchase Agreement, the Offer and withdrawal rights will expire one minute after 11:59 p.m. Eastern Time on October 3, 2025 (the “Expiration Date”). See “The Tender Offer —Section 1. Terms of the Offer,” “The Tender Offer—Section 9. Conditions of the Offer” and “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals.”

After careful consideration, the members of the LAVA Board unanimously: (i) determined, on the terms and subject to the conditions set forth in the Purchase Agreement that the terms of Purchase Agreement and the transactions contemplated by the Purchase Agreement (the “Transactions”) are in the best interests of, LAVA and the sustainable success of its business, having considered the interest of the LAVA shareholders, employees and other relevant stakeholders; (ii) authorized and approved the terms and conditions of the Purchase Agreement and the Transactions and the execution, delivery and performance of LAVA’s obligations under the Purchase Agreement; and (iii) on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other Transactions, to recommend acceptance of the Offer by the shareholders of LAVA and to recommend that LAVA’s shareholders vote in favor of approval and adoption of each of the voting items described herein and set forth in the Purchase Agreement.

Furthermore, the LAVA Board recommends that you vote “for” each of the items contemplated by the Purchase Agreement to require a vote of LAVA shareholders at the EGM. At the EGM, LAVA shareholders will be requested, among other matters set forth in the Purchase Agreement, to vote on

(a) one or more resolutions effective upon the Closing to appoint the new members of the LAVA Board designated by Purchaser to replace the resigning members of the LAVA Board, and if and to the extent that any member of the LAVA Board (excluding the Independent Directors and those members of the LAVA Board designated by Purchaser to continue to serve) has not irrevocably tendered his or her resignation therefrom (effective as of or prior to Closing) prior to the convocation of the EGM, dismissing each such member of the LAVA Board as of the Closing, (b) one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the LAVA Board for their acts of management or supervision, as applicable, up to and including the date of the EGM to the fullest extent permitted under applicable law, (c) the requisite resolutions required to effect the Post-Offer Reorganization, and (d) other matters as may properly come before the meeting.

For reasons considered by the LAVA Board, see LAVA’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the SEC on the date hereof in connection with the Offer, a copy of which (without certain exhibits) is being furnished to shareholders concurrently herewith.

The Purchase Agreement is more fully described in “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements,” which also contains a discussion of the treatment of LAVA Stock Options in the Post-Offer Reorganization. “Special Factors—Section 5. Certain U.S. Federal Income and Dutch Tax Consequences of the Offer and the Post-Offer Reorganization” below describes certain U.S. federal income and Dutch tax consequences generally applicable to Holders (as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are exchanged in the Post-Offer Reorganization.

As a result of the Post-Offer Reorganization, LAVA will cease to be a publicly traded company and will become a wholly owned subsidiary of Purchaser. For additional details concerning the Post-Offer Reorganization, see “Special Factors—Section 2. Purpose of the Offer and Plans for LAVA.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer. Proxies may be solicited by LAVA from its shareholders in connection with the EGM, and you should consult and read carefully any shareholders circular or other materials provided to you by LAVA in connection with the EGM.

The Purchase Agreement, the CVR Agreement, this Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

SPECIAL FACTORS

1.	BACKGROUND OF THE OFFER; CONTACTS WITH LAVA.

Background of the Offer and the Post-Offer Reorganization; Past Contacts or Negotiations between Purchaser and LAVA. The following is a description of contacts between representatives of Purchaser with representatives of LAVA that resulted in the execution of the Purchase Agreement and the agreements related to the Offer. For a review of LAVA’s activities relating to these contacts, please refer to the Schedule 14D-9 being provided to shareholders with this Offer to Purchase.

Background of the Offer and the Post-Offer Reorganization.

Background of the Offer and the Merger.

On February 7, 2025, Purchaser held an initial conversation with Leerink Partners LLC (“Leerink”), as financial advisor to LAVA, and was informed of a strategic opportunity to acquire LAVA during an introductory call. During this call, Leerink described LAVA’s then-ongoing review of strategic alternatives, highlighted management’s focus on maximizing shareholder value through a timely transaction, and invited the Purchaser to submit an initial expression of interest.

On February 10, 2025, Purchaser sent a presentation slide deck to Leerink that discussed potential structures for Purchaser’s acquisition of LAVA, including (i) a cash acquisition of all outstanding ordinary shares of LAVA (“Shares”), (ii) a reverse-merger framework and (iii) an asset-purchase structure centered on LAVA’s collaborations with Johnson & Johnson (“JNJ”) and Pfizer Inc. (“Pfizer”). The Purchaser explained that its preliminary preference was to pursue a whole-company acquisition for cash coupled with a non-transferable contingent value right (“CVR”) that would allow LAVA’s shareholders to participate in LAVA’s partnered economics following closing.

On February 18, 2025, members of Purchaser management and representatives of Leerink held an introductory call to discuss the potential structures for a transaction between Purchaser and LAVA. Leerink conveyed that the LAVA Board was receptive to a cash-and-CVR construct but needed to preserve deal certainty, minimize execution risk and adhere to LAVA’s constrained cash runway.

On February 21, 2025, Leerink provided initial feedback from LAVA on the proposal made by Purchaser, emphasizing the importance of an expedited diligence process, a limited exclusivity period, and a clearly articulated mechanism for allocating closing-date net cash between the parties.

On March 4, 2025, members of Purchaser management reached out to Leerink in order to gauge progress on the potential transaction with LAVA. Purchaser was informed that LAVA and Leerink were screening a large universe of counterparties, the Purchaser’s cash-and-CVR concept was viewed internally as highly aligned with the key objectives of LAVA’s Special Committee of independent directors (the “Special Committee”). Leerink also noted that the Special Committee was prepared to engage more substantively with the Purchaser upon receipt of a formal indication of interest.

On April 21, 2025, members of Purchaser management held a call with representatives of Leerink to explore a potential stock-for-stock transaction in which Purchaser would issue a specified number of shares of Purchaser’s common stock to LAVA’s shareholders, to be followed by a tender offer for Purchaser to buy back such shares from LAVA’s shareholders.

On May 15, 2025, members of Purchaser management met with certain representatives of Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), counsel to Purchaser, to discuss such stock-for-stock transaction, which was ultimately not desired by LAVA.

Between May 15 and May 29, 2025, Purchaser management consulted with Gibson Dunn to refine the proposed CVR structure and to formulate an allocation of closing net cash that would return the significant majority of LAVA’s cash to its shareholders. On May 29, 2025, members of Purchaser management met with Leerink to discuss a potential CVR structure.

On May 30, 2025, Purchaser submitted a non-binding proposal to acquire 100% of the equity of LAVA for net cash at closing, minus Purchaser’s external legal fees (capped at $500,000), plus a CVR for 70% of the economics of the Johnson & Johnson and Pfizer partnerships (the “May 30 Proposal”). The proposal assumed LAVA’s cash at closing of $36.5 million (net of all transaction expenses, wind-down expenses and legacy liabilities) and contemplated a 30-day exclusivity period, extendable by 10 days if the parties remained in active negotiations.

On June 2, 2025, LAVA entered into a confidentiality agreement with XOMA (US) LLC, a wholly-owned subsidiary of Purchaser. The confidentiality agreement contained a two-year “standstill” that will expire on June 2, 2027 and included a customary “don’t ask / don’t waive” provision. The same day, LAVA granted the Purchaser access to a virtual data room and uploaded preliminary corporate, financial and operational materials.

On June 4, 2025, members of Purchaser management and members of LAVA management held an introductory call during which LAVA’s management provided an overview of LAVA’s operations and the preparation of the net cash schedule.

On June 10, 2025, members of Purchaser management met with representatives of Leerink to discuss the potential acquisition of LAVA by Purchaser pursuant to the May 30 Proposal, including deal timelines, anticipated cash needs through closing and diligence requests.

On June 11, 2025, members of Purchaser management, members of LAVA management and representatives of Leerink conducted a call to discuss due-diligence matters such as the wind-down of its operations and programs, including associated liabilities and operating leases. Between June 11 and June 19, 2025, the parties exchanged numerous diligence inquiries through the data room and email.

On June 19, 2025, the same parties conducted a follow-up call regarding strategic partnership opportunities with Pfizer Inc. and Johnson & Johnson.

On June 23, 2025, representatives of Gibson Dunn and representatives of Cooley LLP (“Cooley”), counsel to LAVA, held detailed meeting to align on tender-offer mechanics, coordinate Dutch and U.S. regulatory timelines, and discuss integration of net cash calculations into the definitive documentation, among other things.

On June 24, 2025, LAVA delivered to Purchaser an initial net cash schedule (the “Initial Net Cash Schedule”). On June 26, 2025, the parties held a call to review clinical-trial results and potential post-closing partnership opportunities.

On July 1, 2025, Cooley sent an initial draft of the share purchase agreement. The draft reflected a base price per share of $1.16 per Share, plus up to an additional price per share of up to $0.08 per Share, plus one non-tradeable CVR for each Share, and provided that the minimum net-cash closing condition would be $31.5 million.

On July 9, 2025, Gibson Dunn sent to Cooley a revised draft of the share purchase agreement that, among other things, (i) deleted the preliminary reference to a fixed per-Share cash price (leaving the consideration blank pending further negotiations) and (ii) adjusted certain matters related to the tender-offer mechanics and associated timing.

On July 10, 2025, the parties held a teleconference to discuss the potential out-licensing of LAVA’s pre-clinical assets and the manner in which any such transactions would be treated under the contemplated CVR.

On July 17, 2025, Gibson Dunn provided Cooley with an initial draft of the CVR agreement that, among other things, granted rights to receive (i) 100% of net proceeds from any license or disposition of LAVA programs effected prior to closing, (ii) 75% of net proceeds from any license or disposition effected within one year after closing, (iii) 75% of net proceeds received under the existing Pfizer and Johnson & Johnson collaboration agreements, and (iv) 100% of any excess net cash realized within 90 days after closing. On the same day, Loyens & Loeff, Dutch counsel to Purchaser, circulated an initial draft of the tender and support agreement.

On July 21, 2025, members of Purchaser management met with representatives of Leerink to discuss further refinements to the Initial Net Cash Schedule and remaining liabilities associated with LAVA’s wind-down activities.

On July 22, 2025, representatives of Leerink, Gibson Dunn, Cooley, Loyens & Loeff and NautaDutilh N.V., Dutch counsel to LAVA, held a meeting to discuss the status of the transaction documents and related workstreams.

Between July 25 and July 29, 2025, Cooley and Gibson Dunn exchanged successive drafts of the principal transaction documents. Material revisions included (i) confirmation that any Closing Net Cash in excess of $36.5 million would be distributed 100 % to LAVA shareholders via the CVR, (ii) capping the Purchaser’s reimbursement of LAVA’s transaction expenses at $500,000, (iii) detailed mechanics for calculating net-proceeds sharing on future out-licensing transactions, and (iv) reducing the outside date for completing the tender offer from 120 days to 90 days (subject to a single 30-day extension for regulatory approvals). On July 30, 2025, Cooley sent to Gibson Dunn revised drafts of the share purchase agreement, CVR agreement and tender and support agreement. Changes made to the share purchase agreement included, among others, (i) conforming the definition of “Material Adverse Effect” to tender-offer precedents and (ii) adding a covenant obligating Purchaser to deposit the full cash consideration one business day prior to settlement. Changes made to the CVR agreement included, among others, (i) clarifying the methodology for determining net proceeds from the wind-down of LAVA’s clinical trials and (ii) shortening Purchaser’s hold-back period for unresolved contingent liabilities from 18 months to 12 months.

On July 31, 2025, Gibson Dunn sent to Cooley additional revised drafts of the share purchase agreement and CVR agreement. Changes to the share purchase agreement included, among others, (i) reducing the outside date for completion of the tender offer from 120 days to 90 days, subject to a one-time 30-day extension if regulatory approvals were the only remaining condition. Changes to the CVR agreement included, among others, (i) the addition of a dispute-resolution mechanism providing that any disagreements over CVR calculations would be finally resolved by an independent public accounting firm mutually selected by the parties.

On August 3, 2025, Cooley sent Gibson Dunn the proposed final version of the share purchase agreement, which, among other things, (i) fixed the cash consideration at $1.16 per Share, plus one non-tradeable CVR per Share, (ii) confirmed the minimum net-cash closing condition of $31.5 million, and (iii) incorporated the parties’ agreed-upon net cash schedule, CVR agreement and tender and support agreement.

On August 4, 2025, Purchaser and LAVA executed the Purchase Agreement, which included, as an exhibit, the form of the CVR Agreement, and contemporaneously therewith, the tender and support agreements were executed and delivered by the parties thereto.

Before the opening of trading of the U.S. securities markets on August 4, 2025, LAVA and Purchaser issued a joint press release announcing the execution of the Purchase Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all outstanding Shares at the Offer Price. Concurrently, the Purchaser

instructed its representatives to prepare the Offer materials and initiated the process of filing this Schedule TO with the U.S. Securities and Exchange Commission.

On August 15, 2025, Purchaser filed this Schedule TO commencing the Offer.

2.	PURPOSE OF THE OFFER AND PLANS FOR LAVA.

Purpose of the Offer. The purpose of the Offer and the Post-Offer Reorganization is for Purchaser to acquire control of, and the entire equity interest in, LAVA. Following the Expiration Time, Purchaser will provide for the Subsequent Offering Period of five business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement. The purpose of the Subsequent Offering Period is to offer to acquire outstanding Shares that were not tendered pursuant to the Offer. The Post-Offer Reorganization is designed to allow Purchaser to own all Shares in the event that less than all outstanding Shares have been tendered and purchased pursuant to the Offer or during the Subsequent Offering Period. If the Closing occurs, Purchaser will consummate the Post-Offer Reorganization as described below.

Shareholders of LAVA who sell their Shares in the Offer or Subsequent Offering Period will cease to have any equity interest in LAVA or any right to participate in its earnings and future growth. If you do not tender your Shares, you also will no longer have an equity interest in LAVA as a result of consummation of the Post-Offer Reorganization. Similarly, after tendering your Shares pursuant to the Offer or during the Subsequent Offering Period, you will not bear the risk of any decrease in the value of LAVA.

Governance of LAVA Following the Offer. If the Offer is to be consummated, Purchaser and LAVA intend to cause the LAVA Board as of the Closing Date to be comprised of no more than seven directors, (i) two of whom will be independent, non-executive directors as mutually agreed upon by Purchaser and LAVA and (ii) the remainder of whom will be designated by Purchaser (including two executive directors), in each case, to serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Post-Offer Reorganization. The Purchase Agreement provides, among other things, that as promptly as practicable following the expiration of the Subsequent Offering Period, subject to the fulfilment of certain conditions, LAVA and Purchaser shall be required to effectuate, or cause to be effectuated, a corporate reorganization involving LAVA and its subsidiaries, consisting of the Downstream Merger, the Loan and the Cancellation (all as defined below) (collectively, the “Post-Offer Reorganization”), provided that each action that forms part of such Post-Offer Reorganization is permitted under applicable law (including Sections 2:316(4) and 2:318(1) of the Dutch Civil Code, in the manner set out below and in the order set out below:

•	prior to the Downstream Merger becoming effective, LAVA shall, in its capacity as sole shareholder of New Topco, resolve to effectuate the Cancellation;

•	LAVA and New Topco shall execute the notarial deed of merger to effect the Downstream Merger no later than 23:59 CET on the Subsequent Closing Date;

•

prior to the Cancellation Effective Time, Purchaser shall (A) grant make the Loan to New TopCo, and (B) make available to or at the sole direction of New Topco such number of CVRs as necessary for New Topco to deliver to each holder of New TopCo A Shares (determined immediately prior to the Cancellation Effective Time) one CVR for each New Topco A Share then held by such holder;

•

after the granting of the Loan but prior to the Cancellation Effective Time, the management board of New TopCo shall resolve on approving the Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time does not know nor reasonably foresee that, following the Cancellation, New TopCo cannot continue to pay its due and payable debts; and

•	subject to the foregoing steps having been completed, the Cancellation shall become effective at 00:30, CET on the date that the Downstream Merger becomes effective at the Cancellation Effective Time.

Upon consummation of the Post-Offer Reorganization, each LAVA shareholder that did not tender its Shares in the Offer or prior to the expiration of the Subsequent Offering Period will receive an amount in cash equal to the Cancellation Consideration, less any applicable withholding taxes, including any Dutch dividend withholding tax due in respect of the Cancellation, and without interest.

Plans for LAVA. As a result of the Post-Offer Reorganization, New Topco will be a wholly-owned subsidiary of Purchaser and Purchaser will indirectly own and control all of LAVA’s business, operations and assets. The Shares will be delisted and will no longer be quoted on Nasdaq, LAVA’s obligation to file periodic reports under the Exchange Act will be suspended and LAVA will be privately held.

Except as disclosed in this Offer to Purchase, Purchaser does not have any present plan or proposal that would result in the acquisition by any person of additional securities of LAVA, the disposition of securities of LAVA, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving LAVA or any of its subsidiaries or the purchase, sale or transfer of a material amount of assets of LAVA or any of its subsidiaries.

3.	PRICE RANGE OF SHARES; DIVIDENDS.

According to LAVA’s Quarterly Report on Form 10-Q for the three months ended June 30, 2025, the Shares are traded on Nasdaq under the symbol “LVTX.” LAVA has advised Purchaser that, as of the close of business on August 14, 2025, there were: (i) 7,712,499 Shares issued and outstanding; and (ii) 26,305,295 Shares subject to outstanding LAVA Stock Options. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share on Nasdaq with respect to the fiscal years ended December 31, 2024 and 2023 and the current fiscal year:

Current Fiscal Year	High	Low
First Quarter	$1.51	$0.85
Second Quarter	1.44	1.03
Third Quarter (through August 8, 2025)	1.69	1.30

Fiscal Year Ended December 31, 2024	High	Low
First Quarter	$6.47	$1.49
Second Quarter	3.57	1.80
Third Quarter	2.39	1.53
Fourth Quarter	2.09	0.88

Fiscal Year Ended December 31, 2023	High	Low
First Quarter	$4.00	$1.56
Second Quarter	3.79	1.37
Third Quarter	2.08	1.47
Fourth Quarter	1.60	1.13

On August 14, 2025, the last full trading day prior to the date of this Offer to Purchase, the reported closing sales price per Share on Nasdaq during normal trading hours was $1.54 per Share.

LAVA has never paid cash dividends on its common shares. Additionally, under the terms of the Purchase Agreement, LAVA is not permitted to declare or pay any dividends on or make other distributions in respect of any of its capital stock. See “The Tender Offer—Section 10. Dividends and Distributions.” Shareholders are urged to obtain a current market quotation for the Shares.

4.	POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT REGISTRATION AND MARGIN REGULATIONS.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Consideration.

Nasdaq Listing. Depending on the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC, Nasdaq would consider disqualifying the Shares for listing on Nasdaq if, among other possible grounds: (i) the total number of holders of record and holders of beneficial interest, taken together, in the Shares falls below 400; (ii) the bid price for a Share over a 30 consecutive business day period is less than $1.00; or (iii) (A) LAVA has shareholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million or there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period; (B) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or the market value of LAVA’s listed securities is less than $50 million over a 30 consecutive business day period; or (C) the number of publicly held shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or LAVA’s total assets and total revenue is less than $50 million each for the most recently completed fiscal year (or in two of the last three fiscal years). Shares held by officers or directors of LAVA, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to LAVA, as of the close of business on August 14, 2025, there were: (1) 7,712,499 Shares issued and outstanding; and (2) 26,305,295 Shares subject to outstanding LAVA Stock Options. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are delisted from Nasdaq, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Consideration.

Trading in the Shares will cease upon consummation of the Post-Offer Reorganization if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be suspended by LAVA upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause LAVA to apply for suspension of registration of the Shares as soon as possible after consummation of the Offer if the requirements for suspension of registration are met. Suspension of registration of the Shares under the Exchange Act would reduce the information required to be furnished by LAVA to its shareholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with shareholders’ meetings or actions in lieu of a shareholders’ meeting pursuant to Sections 14(a) and 14(c) under the Exchange Act and the related requirement of furnishing an Annual Report to shareholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to LAVA. Furthermore, the ability of “affiliates” of LAVA and persons holding “restricted securities” of LAVA to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were suspended, the Shares would no longer be eligible for continued inclusion on the Board of Governors of the Federal Reserve System’s (the “Federal Reserve Board”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not suspended prior to the Post-Offer Reorganization, then the registration of the Shares under the Exchange Act will be suspended following completion of the Post-Offer Reorganization.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

5.	CERTAIN U.S FEDERAL INCOME AND DUTCH TAX CONSEQUENCES OF THE OFFER AND THE POST-OFFER REORGANIZATION.

U.S. Tax Consequences

The following summary describes certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) whose Shares are exchanged for cash and CVRs in the Offer or the Post-Offer Reorganization. This summary is for general information purposes only and is not tax advice. This summary is based on the Code, U.S. Treasury regulations promulgated under the Code (“Treasury Regulations”), published rulings, administrative pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change could affect the continuing validity of this summary. This summary addresses only U.S. Holders who hold their Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and does not address all of the tax consequences that may be relevant to U.S. Holders in light of their particular circumstances or to certain types of U.S. Holders subject to special treatment under the Code, including pass-through entities (including partnerships and S corporations for U.S. federal income tax purposes) and partners or investors who hold their Shares through such entities, certain financial institutions, brokers, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, insurance companies, expatriates, mutual funds, real estate investment trusts, regulated investment companies, cooperatives, tax-exempt organizations (including private foundations), retirement plans, controlled foreign corporations, passive foreign investment companies, persons who are subject to the alternative minimum tax, persons who hold their Shares as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own (or are deemed to own) 10% or more of the outstanding Shares, and persons who acquired their Shares upon the vesting and cancellation of LAVA Stock

Options in connection with the Post-Offer Reorganization or otherwise as compensation. This summary does not address any U.S. federal estate, gift, or other non-income tax consequences, the effects of the Medicare contribution tax on net investment income, or any state, local, or non-U.S. tax consequences.

As used in this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) has the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This summary does not address any tax consequences to persons who are not U.S. Holders. If a partnership (including any entity or arrangement classified as a partnership for U.S. federal income tax purposes) exchanges Shares for cash and CVRs pursuant to the Offer or the Post-Offer Reorganization, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. The partnership and partners of the partnership holding Shares should consult their tax advisors regarding the particular tax consequences of exchanging Shares for cash and CVRs pursuant to the Offer or the Post-Offer Reorganization applicable to them.

We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein, and no assurance can be given that the IRS will not take a position contrary to the discussion below, or that a court will not sustain any challenge by the IRS in the event of litigation.

U.S. Holders are urged to consult their tax advisors to determine the tax consequences to them of exchanging Shares for cash and CVRs pursuant to the Offer or the Post-Offer Reorganization in light of their particular circumstances.

Tax Considerations for U.S. Holders.

The exchange of Shares for cash and CVRs pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and character of a portion of such gain or loss, will differ depending on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. The installment method of reporting any gain attributable to the receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer because the Shares are traded on an established securities market.

There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs or payments received thereunder in connection with the Offer. The receipt of the CVRs as part of the Offer consideration might be treated as a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes, or in some other manner, and such questions are inherently factual in nature. Accordingly, U.S. Holders are urged to consult with their tax advisors regarding this issue.

Pursuant to Treasury Regulations addressing contingent payment obligations analogous to the CVRs, if the fair market value of the CVR is “reasonably ascertainable,” a U.S. Holder should treat the transaction as a “closed transaction” and treat the fair market value of the CVRs as part of the consideration received in the Offer for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder may treat the transaction as an open transaction for purposes of determining gain or loss. These Treasury Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. As noted above, there is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “open transactions” or “closed transactions,” and such question is inherently factual in nature. The CVRs also may be treated as contract rights, debt instruments or deferred payment contract rights for U.S. federal income tax purposes, which would affect the amount, timing, and character of any gain, income or loss with respect to the CVRs.

As a result, we cannot express a definitive conclusion as to the U.S. federal income tax treatment of receipt of the CVRs or receipt of any payment pursuant to the CVRs. We intend to treat the receipt of the CVRs as a closed transaction and payments received pursuant to the CVRs as amounts realized on the disposition (or partial disposition) of the CVRs. We cannot give any assurance that the IRS would not assert, or that a court would not sustain, a position contrary to this treatment. In such event, the tax consequences of the receipt of CVRs and/or payments with respect to the CVRs could differ materially from those summarized below (including, potentially, a portion or all of payments made with respect to the CVRs giving rise to ordinary income, rather than capital gain). No opinion of counsel or ruling has been or will be sought from the IRS regarding the tax treatment of the CVRs.

Treatment as Closed Transaction. If the receipt of a CVR is part of a closed transaction, a U.S. Holder generally would, subject to the “Passive Foreign Investment Company Rules” discussion below, recognize capital gain or loss on a sale of Shares for the Offer Price pursuant to the Offer, in an amount equal to the difference, if any, between: (i) the sum of the Cash Amount received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of any CVRs received; and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold or exchanged. Gain or loss generally would be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer. The proper method to determine the fair market value of a CVR is not clear. Any capital gain or loss recognized will be long-term capital gain or loss if the Holder’s holding period for such Shares exceeds one year. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s initial tax basis in a CVR received in the Offer would equal the fair market value of such CVR (determined as of the closing of the Offer or the Effective Time, as the case may be) as determined for U.S. federal income tax purposes. The holding period for a CVR would begin on the day following the date of the closing of the Offer or the Effective Time, as the case may be. We intend to cooperate with the Paying Agent to send to each U.S. Holder an IRS Form 1099-B reflecting our determination of the fair market value of the CVRs issued in the Offer. Such determination is not binding on the IRS as to the stockholder’s tax treatment or the fair market value of the CVRs.

As noted above, there is no authority directly addressing the U.S. federal income tax treatment of contingent payment rights with characteristics similar to the rights under the CVRs, and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs is uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. It is also possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest, as described below. We intend to treat any payment received by a U.S. Holder in respect of such CVRs (except to the extent any portion of such payment is required to be treated as imputed interest, as described below) as an amount realized on the disposition of the CVR by the U.S. Holder. Assuming that this method of reporting is correct, a U.S. Holder should recognize gain or loss equal to the difference between such payment (less any portion of such payment required to be treated as imputed interest, as described below) and the U.S. Holder’s adjusted tax basis in the CVR. The gain or loss should be long-term capital gain or loss if the U.S. Holder has held the CVR for more than one year at the time of such payment. Additionally, a U.S. Holder may recognize capital loss to the extent of any remaining basis after the expiration of any right to cash payments under such U.S. Holder’s CVR. The deductibility of capital losses is subject to limitations.

Treatment as Open Transaction. If the receipt of a CVR pursuant to the Offer is treated under the open transaction method of accounting for U.S. federal income tax purposes, the fair market value of the CVR will not be treated as additional consideration for the Shares at the time the CVR is received, and the U.S. Holder will not have any tax basis in the CVR. Instead, the U.S. Holder will take payments pursuant to the CVRs into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Generally, a portion of such payments will be treated as imputed interest, as described in more detail below, and the balance as additional consideration recognized in exchange for the Shares.

If the receipt of a CVR is part of an open transaction then, although not entirely clear, and subject to the “Passive Foreign Investment Company Rules” discussion below, the sum of the Cash Amount received for a U.S. Holder’s Shares and the portion of the payments pursuant to the CVR that is not treated as imputed interest will generally be applied first against a U.S. Holder’s adjusted tax basis in the Shares and any excess treated as gain. A U.S. Holder will recognize capital loss with respect to a Share to the extent that the holder’s adjusted tax basis in such Share exceeds the sum of the Cash Amount received for a U.S. Holder’s Shares and the cash received pursuant to the CVR that is not treated as imputed interest, although it is possible that such U.S. Holder may not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such U.S. Holder’s abandonment of the U.S. Holder’s CVR. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Share exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares of the same class acquired at the same cost on the same day) exchanged pursuant to the Offer.

Imputed Interest. A portion of any payments pursuant to the CVRs that are made more than six months after the closing of the Offer or the Effective Time, as the case may be, may be treated as imputed interest, which would be ordinary income to the U.S. Holder of a CVR. The portion of any payment made with respect to a CVR treated as imputed interest under Section 483 of the Code will be determined at the time such payment is made and generally should equal the excess of: (i) the amount of the payment in respect of the CVRs; over (ii) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. The applicable federal rate is published monthly by the IRS. A U.S. Holder must include in its taxable income interest imputed pursuant to Section 483 of the Code (if any) using such Holder’s regular method of accounting for U.S. federal income tax purposes. U.S. Holders are urged to consult their tax advisors with respect to the proper characterization of the CVRs and the tax considerations thereof (including any future payments made under the CVRs).

Passive Foreign Investment Company Rules. In general, a non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” (the “PFIC Income Test”) or (2) at least 50% of the average quarterly value of its assets consists of assets that produce “passive income” or are held for the production of “passive income” (the “PFIC Asset Test”). LAVA believes that it may be classified as a PFIC for the current taxable year and may have been classified as a PFIC for one or more prior taxable years. Because PFIC status depends upon the composition of LAVA’s income and assets and the market value of LAVA’s assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, there can be no assurance that LAVA will not be a PFIC for the current taxable year.

In general, if LAVA is or was a PFIC for any taxable year in which a U.S. Holder held Shares and a U.S. Holder did not make either a timely qualified electing fund election (“QEF Election”) (discussed below under “QEF Election”) for LAVA’s first taxable year as a PFIC in which such U.S. Holder held (or was deemed to hold) such Shares, a QEF Election along with a “deemed sale” election, or a mark-to-market election (discussed below under “Mark-to-Market Election”), gain recognized by the U.S. Holder on the sale or exchange of the Shares generally would be allocated ratably over the U.S. Holder’s holding period for the Shares and taxed as ordinary income at the highest rate on ordinary income in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the resulting tax liability.

If LAVA is a PFIC for its taxable year which includes the Effective Time and any of LAVA’s subsidiaries is also a PFIC (a “Lower-tier PFIC”), U.S. Holders would be treated as owning a proportionate amount (by value) of the shares of the Lower-tier PFIC and would be subject to U.S. federal income tax under the above rules on gain from the disposition of shares of the Lower-tier PFIC, even though the U.S. Holders would not receive the proceeds of those dispositions. The Offer and Post-Closing Reorganization generally would be a disposition for this purpose. U.S. Holders are urged to consult their tax advisors regarding the application of the Lower-tier PFIC rules.

If LAVA was a PFIC for any year during which a U.S. Holder held Shares, LAVA must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Shares, unless LAVA ceases to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Shares. If the election is made, the U.S. Holder will be deemed to sell the Shares it holds at their fair market value on the last day of the last taxable year in which LAVA qualified as a PFIC, and any gain recognized from such deemed sale would be taxed according to the PFIC rules described above. After the deemed sale election, the U.S. Holder’s Shares would not be treated as shares of a PFIC unless LAVA subsequently became a PFIC.

U.S. Holders should consult their tax advisors concerning LAVAS’s and any subsidiary’s PFIC status for any relevant taxable year and the tax considerations relevant to the exchange of Shares pursuant to the Offer.

QEF Election. Assuming that LAVA is a PFIC, a U.S. Holder that recognizes gain in the Offer may mitigate the PFIC tax consequences described above in respect to the Shares by making a timely and valid QEF Election (or a QEF Election along with a deemed sale election). A U.S. Holder that has made a valid QEF Election generally will be required to include in income its pro rata share of net capital gains of LAVA (as capital gain) and LAVA’s other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which LAVA’s taxable year ends. The amount of any such net capital gain or ordinary income may be affected if Purchaser elects to make a Section 338 Election (discussed below under “Section 338(g) Election”). Any gain or income included by a U.S. Holder that made a QEF Election will increase the tax basis of such U.S. Holder’s Shares, which will either decrease the gain or increase the loss otherwise recognized on the sale of the Shares in the Offer.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. Within 90 days after the end of LAVA’s taxable year that includes the Effective Time, we intend to (1) determine whether LAVA or any of its subsidiaries is a PFIC with respect to such taxable year, (2) make such PFIC determinations available to U.S. Holders electronically (including by posting such information on an investor relations tab of Purchaser’s website), and (3) provide a PFIC Annual Information Statement to allow a U.S. Holder (or their direct or indirect beneficial owners) to make a QEF Election with respect to LAVA or any of its subsidiaries. Purchaser may elect to provide such information on LAVA’s website.

Mark-to-Market Election. Alternatively, a U.S. Holder could also mitigate certain of the rules described above by making a “mark-to-market election” (instead of a QEF election), provided the Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the U.S. Treasury Regulations.

U.S. Holders should consult their tax advisers regarding the potential availability and consequences of making a QEF election or mark-to-market election.

Section 338(g) Election. The Purchase Agreement permits Purchaser to make an election under Section 338(g) of the Code (a “Section 338(g) Election”) with respect to its acquisition of Shares. If Purchaser were to make such a Section 338(g) Election, LAVA would be treated, for U.S. federal income tax purposes, as if it had sold all of its assets to Purchaser. For U.S. federal income tax purposes, LAVA would recognize income gain or loss on such deemed sale of its assets and its taxable year would end on the Closing Date.

The gross income, gain or loss caused by a Section 338(g) election would be taken into account for purposes of the PFIC Income Test for the taxable year ended on the Closing Date. Depending on the amount and the nature of the gain recognized, such inclusion could result in LAVA either becoming or ceasing to be a PFIC. If LAVA is classified as a PFIC for the taxable year ending on the Closing Date after taking into account the deemed asset sale, a U.S. Holder that has made a valid QEF Election, whether or not accompanied by a deemed sale election, would be required to include in its income any ordinary earning and net capital gain resulting from the deemed sale of LAVA’s assets (in addition to any other ordinary earnings and net capital gain recognized by LAVA for the taxable year ending on the Closing Date). Any amounts so included by a U.S. Holder that has made a valid QEF Election would increase the adjusted tax basis of such U.S. Shareholder’s Shares for purposes of determining the amount of gain or loss recognized on the receipt of cash and CVRs for Shares under the Offer.

Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax consequences of Purchaser making a Section 338(g) Election.

Exchange of Shares for Cash and CVRs pursuant to the Post-Offer Reorganization. The receipt of cash and CVRs by a U.S. Holder for New Topco A Shares cancelled in the Post-Offer Reorganization is generally expected to result in the same U.S. federal income tax consequences to U.S. Holders as described above. Although no Dutch dividend withholding tax applies to amounts paid for Shares tendered in the Offer or during the Subsequent Offering Period, U.S. Holders may be subject to Dutch dividend withholding tax if their New Topco A Shares are exchanged and cancelled in the Post-Offer Reorganization, as further described below. Such Dutch withholding tax may give rise to a U.S. foreign tax credit that could be applied, subject to limitations, to U.S. tax on foreign source income. Absent certain circumstances, gain recognized as a result of the receipt of cash in the Post-Offer Reorganization will generally be treated as U.S.-source gain and not subject to offset by foreign tax credits. Alternatively, a U.S. Holder may take a deduction for any Dutch withholding tax imposed if the U.S. Holder does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year. The calculation of deductions and U.S. foreign tax credits involves the application of complex rules and limitations may apply. U.S. Holders should consult their tax advisors concerning the tax consequences of exchanging Shares and receiving cash and CVRs pursuant to the Post-Offer Reorganization.

The acquisition of Shares by Purchaser in the Offer is expected to result in LAVA becoming a controlled foreign corporation (“CFC”). A U.S. Holder who owns, directly, indirectly or constructively, 10% or more of the total combined voting power or the total value of the stock of LAVA should consult with their tax advisors regarding the tax consequences of LAVA becoming a CFC, including the consequences of a Section 338(g) Election, as well as any alternatives for mitigating any adverse tax consequences to such U.S. Holders potentially resulting therefrom.

Information Reporting. Sales proceeds from a U.S. Holder’s sale of Shares within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holders provides a correct taxpayer identification number and certifies that they are not subject to backup withholding. The amount of any backup withholding will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE POST-OFFER REORGANIZATION OR THE OWNERSHIP OF CVRS. EACH U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE OFFER AND THE POST-OFFER REORGANIZATION IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES. THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO HOLDERS OR BENEFICIAL OWNERS OF LAVA STOCK OPTIONS PARTICIPATING IN THE

POST-OFFER REORGANIZATION WITH RESPECT TO SUCH LAVA STOCK OPTIONS ARE NOT DISCUSSED HEREIN, AND SUCH HOLDERS OR BENEFICIAL OWNERS OF LAVA STOCK OPTIONS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING SUCH TAX CONSEQUENCES. NOTHING IN THIS SUMMARY IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

Dutch Tax Consequences

This summary solely addresses certain material Dutch tax consequences of the Offer and the Post-Offer Reorganization for the holders of Shares and does not purport to describe every aspect of taxation that may be relevant to a particular holder. This summary does not describe any Dutch tax consequences arising from the Dutch Minimum Tax Act 2024 (the Dutch implementation of Council Directive (EU)2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU) which may be relevant for a particular holder. Tax matters are complex, and the tax consequences of the Offer and the Post-Offer Reorganization to a particular holder of Shares will depend in part on such holder’s circumstances. Accordingly, each LAVA shareholder is urged to consult his own tax advisor for a full understanding of the tax consequences of the Offer or the Post-Offer Reorganization to him, including the applicability and effect of Dutch tax laws.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary assumes that LAVA and New Topco are organized, and that their respective businesses will be conducted, in the manner outlined in this Offer to Purchase. A change to such organizational structure or to the manner in which LAVA or New Topco conducts its business may invalidate the contents of this summary, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Offer to Purchase. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

This summary does not address the Dutch tax consequences for a holder of Shares or New Topco A Shares who:

•	is a person who may be deemed an owner of Shares or New Topco A Shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

•	is, although in principle subject to Dutch corporate income tax, in whole or in part, specifically exempt from that tax in connection with income from Shares or New Topco A Shares;

•	is an investment institution as defined in the Dutch Corporate Income Tax Act 1969;

•	is an entity that, although in principle subject to Dutch corporate income tax, is fully or partly exempt from Dutch corporate income tax;

•	owns Shares or New Topco A Shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;

•

has a substantial interest in LAVA or New Topco, or a deemed substantial interest in LAVA or New Topco, as the case may be, for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person – either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes – owns or is deemed to own, directly or indirectly, 5% or more of the shares or of any class of shares of LAVA or New Topco, as the case may be, or rights to acquire, directly or indirectly, such an interest in the shares of LAVA or New Topco, as the case may be or profit participating certificates relating to 5% or more of the annual profits or to 5% or more of the liquidation proceeds of LAVA or New Topco, as the case may be, or (b) such person’s shares, rights to acquire shares or profit participating certificates in LAVA or New Topco, as the case may be, are held by him following the application of a non-recognition provision; or

•	is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.

Income and Dividend Withholding Tax aspects for holders of Shares who tender their Shares during the Offer period or Subsequent Offering Period

Taxes on Income and Capital Gains

Resident holders of Shares

A holder of Shares who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporate income tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.

Individuals deriving profits or deemed to be deriving profits from an enterprise

Any benefits derived or deemed to be derived from or in connection with Shares, including as a result of tendering their Shares in connection with the Offer, that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax at progressive rates up to 49.5%.

Individuals deriving benefits from miscellaneous activities

Any benefits derived or deemed to be derived from or in connection with Shares, including as a result of tendering their Shares in connection with the Offer, that constitute benefits from miscellaneous activities by an individual are generally subject to Dutch income tax at progressive rates up to 49.5%.

An individual may, inter alia, derive, or be deemed to derive, benefits from or in connection with Shares that are taxable as benefits from miscellaneous activities if his investment activities go beyond regular active portfolio management.

Other individuals

If a holder of Shares is an individual whose situation has not been discussed before in this section “Income and Dividend Withholding Tax aspects for holders of Shares who tender their shares during the Offer period or Subsequent Offering Period – Resident holders of Shares”, the value of his Shares forms part of the yield basis for purposes of tax on benefits from savings and investments. A deemed benefit, which is calculated on the basis of a holder’s actual bank savings plus his actual other investments (including the value of his Shares), minus his actual liabilities whilst taking into account a deemed benefit for each of these categories, is taxed at the rate of 36%. For the year 2025, the estimated deemed benefit rate for actual bank savings is 1.44%, the deemed benefit rate for actual other investments is 5.88% and the estimated deemed benefit rate for actual liabilities is 2.62%. The estimated deemed return percentages will be confirmed at a future date. Actual benefits derived from or in connection with his Shares, including as a result of tendering their Shares in connection with the Offer, are not subject to Dutch income tax.

The Dutch Supreme Court has ruled that the regime described above is incompatible with the European Convention on Human Rights and the First Protocol to this Convention in cases where the deemed benefit exceeds the actual nominal return on the assets and liabilities, including unrealized changes in their value. In these cases, the Dutch Supreme Court has determined that restoration rights must be granted to the affected individuals. The Dutch legislator has announced to introduce new legislation to take away the incompatibilities referred to above. Therefore, holders of Shares who are taxed in this manner with respect to their shares are advised to consult a professional tax adviser.

Corporate entities

Any benefits derived or deemed to be derived from or in connection with Shares, including as a result of tendering their Shares in connection with the Offer, that are held by a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, are generally subject to Dutch corporate income tax.

General

A holder of Shares will not be deemed to be resident in the Netherlands for Dutch tax purposes by reason only of the execution and/or enforcement of the documents relating to the Offer.

Non-resident holders of Shares

Individuals

If a holder of Shares is an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, he will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with Shares, except if:

•

he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his Shares are attributable to such permanent establishment or permanent representative; or

•	he derives benefits or is deemed to derive benefits from or in connection with Shares that are taxable as benefits from miscellaneous activities performed in the Netherlands.

Corporate entities

If a holder of Shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporate income tax, it will not be subject to Dutch corporate income tax in respect of any benefits derived or deemed to be derived from or in connection with Shares, except if:

•

it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its Shares are attributable; or

•

it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its Shares are attributable.

Dividend Withholding Tax

No Dutch dividend withholding tax will be withheld or deducted from the payment of the Offer Consideration by the Purchaser to the holders of the Shares in respect of a disposal of the Shares under the Offer.

Income and Dividend Withholding Tax aspects for holders of Shares who do not tender their Shares during the Offer period or the Subsequent Offering Period

Following the expiry of the Subsequent Offering Period, subject to the fulfilment of certain conditions, the Purchaser will implement or cause to be implemented the Post-Offer Reorganization, which includes the Downstream Merger and the Cancellation.

Downstream Merger

Taxes on Income and Capital Gains

The Dutch income tax and corporate income tax consequences for a holder of Shares in respect of a disposal of the Shares under the Downstream Merger are in principle similar to the Dutch tax treatment of the disposal of the Shares in connection with the Offer, unless roll-over relief is available in respect of any gain realized in connection with the Downstream Merger.

Dividend Withholding Tax

No Dutch dividend withholding tax is due upon a disposal of the Shares under the Downstream Merger or in respect of receipt of New Topco A Shares pursuant to the Downstream Merger.

Cancellation

Taxes on Income and Capital Gains

The Dutch income tax and corporate income tax consequences of the Cancellation for a holder of New Topco A shares are in principle similar to the Dutch tax treatment of the disposal of Shares in connection with the Offer.

Dividend Withholding Tax

New Topco is generally required to withhold Dutch dividend withholding tax at a rate of 15% on dividends distributed by New Topco, subject to potential relief under Dutch domestic law, EU law, or an applicable Dutch income tax treaty, depending on the particular individual circumstances of the relevant holder of shares in New Topco.

The term “dividends distributed by New Topco” as used in this paragraph includes, but is not limited to, payments made pursuant to the Cancellation of the New Topco A Shares that exceed the average paid-in capital (as recognized for Dutch dividend withholding tax purposes) of the cancelled New Topco A Shares.

New Topco is responsible for the withholding of any Dutch dividend withholding tax at source; any Dutch dividend withholding tax is for the account of the holder of New Topco A Shares.

Other Dutch tax aspects for holders of Shares or New Topco A Shares

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, is payable in the Netherlands by a holder of Shares or New Topco A Shares in connection with the Offer or Post-Offer Reorganization, as applicable.

THE TENDER OFFER

1.	TERMS OF THE OFFER.

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the expiration of the Offer, and not properly withdrawn in accordance with the procedures set forth in “The Tender Offer—Section 4. Withdrawal Rights.” The Offer will expire one minute after 11:59 p.m. Eastern Time on October 3, 2025, unless extended in accordance with the terms of the Purchase Agreement, in which event the term “Expiration Date” will mean the date to which the Expiration Date of the Offer is so extended.

Purchaser is offering to pay a cash amount per Share between $1.16 and $1.24, consisting of a Base Price Per Share of $1.16 and an Additional Price Per Share of up to $0.08 (the Base Price Per Share and the Additional Price Per Share are together referred to as the “Cash Amount”), plus one non-transferable CVR for each Share, which represents the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement, upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal. Subject to the terms of the Purchase Agreement and the CVR Agreement, the Offer Consideration will be paid net of any applicable tax withholding and without interest.

Pursuant to the Purchase Agreement, the Additional Price Per Share, if any, will be determined based on LAVA’s good faith, estimated calculation of Closing Net Cash as of immediately prior to the Closing. Purchaser will file with the SEC a supplement or amendment to this Offer to Purchase that includes the finally determined Additional Price Per Share no later than 9:00 a.m. Eastern Time on the first business day following the date on which the Closing Net Cash is finally determined and agreed upon by LAVA and Purchaser, and, pursuant to Rule 14e-1(b), the Offer will remain open for at least ten (10) business days from the date the supplement or amendment to this Offer to Purchase that includes the finally determined Additional Price Per Share is first published or sent or given to security holders. The total Cash Amount payable by Purchaser pursuant to the Offer and the Purchase Agreement shall equal the quotient derived by dividing the (A) (1) the Closing Net Cash (as finally determined in accordance with the Purchase Agreement), minus (2) any Buyer Transaction Expenses (as defined in the Purchase Agreement), minus (3) $185,000; by (B) the LAVA Outstanding Shares. The Additional Price Per Share shall equal the Cash Amount as determined pursuant to the immediately preceding sentence, minus the Base Price Per Share.

As noted in the Summary Term Sheet, there is a risk that: (i) you may receive no Additional Price Per Share as part of the Cash Amount; and (ii) you may receive no payments under the CVRs. Therefore, in making a decision to tender your Shares, you should understand that if the Additional Price Per Share is $0.00 and the CVR does not generate any payments, the only consideration that you would receive in the Offer is the Base Price Per Share of $1.16 that is being offered pursuant to the Offer. You should base your tender decision on the Base Price Per Share of $1.16 as it may be the only consideration you receive in the Offer. On August 14, 2025, the last full trading day prior to the date of this Offer to Purchase, the closing price of LAVA’s common shares as reported on Nasdaq was $1.54 per Share.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in “The Tender Offer—Section 9. Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements—Summary of the Purchase Agreement—Termination” fails to occur.

Purchaser expressly reserves the right, in its sole discretion, to: (i) waive, in its sole discretion, in whole or in part, any Offer Condition, other than the Minimum Tender Condition; and/or (ii) modify the terms of the Offer in a manner not inconsistent with the Purchase Agreement, except that LAVA’s consent is required for Purchaser to:

(A)  waive or change the Minimum Tender Condition (except to the extent described herein);

(B)  decrease the Cash Amount below the Base Price Per Share or the number of CVRs comprised in the Offer Consideration;

(C)  change the terms of the CVRs in a manner adverse to the holders thereof (except as expressly permitted by the Purchase Agreement);

(D)  change the form of consideration to be paid in the Offer (provided that the determination of the final Cash Amount in accordance with the Purchase Agreement above the Base Price Per Share shall not constitute such a change);

(E)  decrease the maximum number of Shares sought to be purchased in the Offer;

(F)  extend or otherwise change the Expiration Time, except as otherwise expressly provided in the Purchase Agreement; or

(G)  impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse to the holders of Shares.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer and the Purchase Agreement, including the Minimum Tender Condition, Purchaser will accept for payment and thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. The Offer will not permit Shares to be tendered pursuant to guaranteed delivery procedures.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Exchange Act, the Purchase Agreement and the restrictions identified in paragraphs (A) through (G) above.

The Purchase Agreement provides that, unless the Purchase Agreement has been validly terminated in accordance with its terms, (A) Purchaser may elect to (and if so requested by LAVA, will) extend the Offer for one or more consecutive increments of such duration as requested by LAVA, but not more than ten business days each (five (5) Business Days being sufficient, subject to applicable Law), if as of the then scheduled Expiration Date of the Offer (i) any of the Offer Conditions (as set forth in “The Tender Offer—Section 9. Conditions of the Offer”) shall not have been satisfied or waived, until such time as such conditions shall have been satisfied or waived, (ii) the determination of the Closing Net Cash and resolution of any dispute thereof has not been finalized in accordance with the terms of the Purchase Agreement or (iii) if LAVA has consummated a Permitted Disposition subsequent to its most recent delivery of the Closing Cash Schedule, to allow for the delivery of an updated Closing Cash Schedule pursuant to the Purchase Agreement, and (B) Purchaser shall extend the Offer for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer; provided that (i) Purchaser shall not, and shall not be required to, extend the Offer beyond the Outside Date of 11:59 p.m., Eastern Time, on December 31, 2025 and (ii) if all of the Offer Conditions have been satisfied or waived other than the Minimum Tender Condition, Purchaser shall not be required to extend the Offer on more than two (2) occasions.

See “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements.”

Except as set forth above, there can be no assurance that we will be required under the Purchase Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See “The Tender Offer—Section 4. Withdrawal Rights.”

Following the Expiration Time, subject to satisfaction of the conditions to Closing, Purchaser intends to provide for a Subsequent Offering Period of five business days in accordance with Rule 14d-11 under the Exchange Act and in accordance with the Purchase Agreement. The Subsequent Offering Period is not an extension of the Offer. During the Subsequent Offering Period, shareholders may tender Shares not previously tendered pursuant to the Offer. Purchaser will announce additional details with respect to the Subsequent Offering Period (including any extension thereof) in accordance with applicable rules, regulations and interpretations of the SEC. In particular, Purchaser will announce the results of the tender offer, including the approximate number and percentage of securities deposited to date, no later than 9:00 a.m. New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire and immediately begin the Subsequent Offering Period. There will be no withdrawal rights during the Subsequent Offering Period; any Shares tendered will immediately be accepted by Purchaser and promptly paid for. Any Shares tendered during the Subsequent Offering Period will be acquired by Purchaser at the Offer Consideration, in cash, less any applicable withholding taxes and without interest. UNDER NO CIRCUMSTANCE WILL INTEREST BE PAID ON THE OFFER CONSIDERATION PAID PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER, THE SUBSEQUENT OFFERING PERIOD, OR ANY DELAY IN MAKING PAYMENT FOR SHARES.

If, subject to the terms of the Purchase Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following the disclosure of such change to shareholders to allow for adequate disclosure to shareholders.

We expressly reserve the right, in our sole discretion, subject to the terms and upon the conditions of the Purchase Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in “The Tender Offer—Section 9. Conditions of the Offer” have not been satisfied. Under certain circumstances, Purchaser may terminate the Purchase Agreement and the Offer.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m. Eastern Time on the next business day after the Expiration Date in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d) and 14e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the PR Newswire (or such other national media outlet or outlets we deem prudent) and making any appropriate filing with the SEC.

Promptly following the Subsequent Closing Date, we expect to effect the Post-Offer Reorganization. The Post-Offer Reorganization will utilize processes available to Purchaser under Dutch law to ensure that (a) Purchaser becomes the owner of all of LAVA’s business operations from and after the consummation of the Post-Offer Reorganization and (b) any LAVA shareholders who do not tender their Shares pursuant to the Offer or during the Subsequent Offering Period will receive the same consideration for their Shares as those shareholders who tendered their Shares pursuant to the Offer or during the Subsequent Offering Period (i.e., the Cancellation Consideration), less any applicable withholding taxes, including any Dutch dividend withholding tax due in respect of the Cancellation, and without interest. No Dutch dividend withholding tax is applicable to amounts paid for Shares tendered in the Offer or during the Subsequent Offering Period. As a result of the Post-Offer Reorganization, all assets and liabilities held by LAVA will be indirectly held by Purchaser. The withholding tax applicable to the Cancellation Consideration will include a 15% Dutch dividend withholding tax to the extent the Cancellation Consideration exceeds the average paid up capital recognized for Dutch dividend withholding tax purposes of the New Topco A Shares immediately prior to the Cancellation becoming effective, unless an exemption or reduction of Dutch dividend withholding tax is applicable to any particular holder of New Topco A Shares. Unless any holder of New Topco A Shares prior to the Cancellation demonstrates to New Topco’s sole satisfaction that such shareholder is entitled to receive its Cancellation Consideration free of Dutch dividend withholding tax and New Topco is able to exclude such holder from the tax withholding process, New Topco will deduct and withhold from the Cancellation Consideration payable to each such holder such amount of Dutch dividend withholding tax it is required to deduct and withhold with respect to the making of such payment under Dutch tax law and shall remit the amount so deducted and withheld to the Dutch tax authorities. In such cases, New Topco will not apply any reductions of, or exemptions from, Dutch dividend withholding tax at source based on Dutch domestic law, EU law or any treaty for the avoidance of double taxation and any regulations for claiming relief thereunder. All amounts that are so deducted and withheld as required by applicable law shall be treated for all purposes as having been paid to the relevant holder of New Topco A Shares. Whether or not you are ultimately liable for such tax or entitled to other relief will depend on your personal circumstances, and accordingly, if such tax is not ultimately applicable to you or if you are entitled to other relief, you may be able to recover such amounts or claim other relief therefrom.

LAVA has caused to be provided to us its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on LAVA’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in “The Tender Offer—Section 9. Conditions of the Offer,” we will promptly after the Expiration Date irrevocably accept for payment all Shares tendered (and not properly withdrawn) pursuant to the Offer and, promptly after the Expiration Date (and in any event within three business days), pay for such Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of: (i) confirmation of the book-entry transfer of such Shares into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in “The Tender Offer—Section 3. Procedures for Tendering Shares;” (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal); and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary and Paying Agent. See “The Tender Offer—Section 3. Procedures for Tendering Shares.”

For purposes of the Offer, if and when Purchaser gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor in the institution designated by the Depositary and Paying Agent, which will act as agent for the tendering shareholders for purposes of receiving payments from us and transmitting such payments to the tendering shareholders. UNDER NO CIRCUMSTANCE WILL INTEREST BE PAID ON THE OFFER CONSIDERATION PAID PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER, THE SUBSEQUENT OFFERING PERIOD, OR ANY DELAY IN MAKING PAYMENT FOR SHARES.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in “The Tender Offer—Section 3. Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

3.	PROCEDURES FOR TENDERING SHARES.

Valid Tender of Shares. To validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal and any other customary documents required by the Depositary and Paying Agent, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares must be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer (unless the tender is made during any Subsequent Offering Period, in which case the required documents must be received prior to the expiration of the Subsequent Offering Period) and either: (i) certificates representing Shares tendered must be delivered to the Depositary and Paying Agent; or (ii) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary and Paying Agent (which confirmation must include an Agent’s Message (as defined below), in each case, prior to the Expiration Date (unless the tender is made during any Subsequent Offering Period, in which case the required documents must be delivered prior to the expiration of the Subsequent Offering Period). The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation (as defined below) that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary and Paying Agent will take steps to establish and maintain an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary and Paying Agent’s account in accordance with DTC’s procedures for such transfer. An Agent’s Message in lieu of the Letter of Transmittal must be transmitted to and received by the Depositary and Paying Agent prior to the Expiration Date if shares are tendered through book-entry transfer and transmitted to and received by the Depositary and Paying Agent prior to the Expiration Date. The confirmation of a book-entry transfer of Shares into the Depositary and Paying Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary and Paying Agent.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion

Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed: (i) if the Letter of Transmittal is signed by the registered owner(s) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the Shares surrendered, stock powers will not be required as the signatures on the Letter of Transmittal should be guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Purchaser will pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer (or during the Subsequent Offering Period) only after timely receipt by the Depositary and Paying Agent of: (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares; (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal); and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary and Paying Agent. Accordingly, tendering shareholders will not be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary and Paying Agent. Under no circumstances will Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary and Paying Agent.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering shareholder irrevocably appoints Purchaser’s designees as such shareholder’s proxies, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Purchase Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, extraordinary, adjourned or postponed shareholder meeting of LAVA, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any shareholder meeting or executing a written consent concerning any matter. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any shareholder meeting of LAVA.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of any other shareholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Purchaser or any of its affiliates or assigns, the Depositary and Paying Agent, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

4.	WITHDRAWAL RIGHTS.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a shareholder has withdrawal rights that are exercisable until the expiration of the Offer (i.e., at any time prior to one minute after 11:59 p.m. Eastern Time on October 3, 2025), or in the event the Offer is further extended, on such date and time to which the Offer is extended. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after October 13, 2025, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in “The Tender Offer—Section 3. Procedures for Tendering Shares,” the broker, dealer, commercial bank, trust company or other nominee that tendered through book-entry transfer must submit a withdrawal request through DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of such certificates.

No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See “The Tender Offer —Section 1. Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser or any of its affiliates or assigns, the Depositary and Paying Agent, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in “The Tender Offer—Section 3. Procedures for Tendering Shares” at any time prior to the expiration of the Offer.

If Purchaser extends the Offer, delays its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to Purchaser’s rights pursuant to the Offer, the Depositary and Paying Agent may nevertheless, on Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholder’s exercise of withdrawal rights as described in this Section 4.

5.	CERTAIN INFORMATION CONCERNING LAVA.

The following description of LAVA and its business has been taken from: (i) LAVA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025; (ii) LAVA’s Quarterly Report on Form 10-Q for the three months ended March 31, 2025, filed with the SEC on May 14, 2025; and (iii) LAVA’s Current Reports on Form 8-K, filed with the SEC on May 23, 2025 and August 4, 2025, and is qualified in its entirety by reference to such Form 10-K, Form 10-Q and Form 8-Ks.

LAVA is a clinical stage immuno-oncology company focused on developing our proprietary Gammabody® platform of bispecific gamma delta (gd) T cell engagers to transform the treatment of cancer. Using its Gammabody platform, LAVA was developing a portfolio of novel bispecific antibodies designed to engage and leverage the potency and precision of gd T cells to orchestrate a robust, natural anti-tumor immune response and improve outcomes for cancer patients. LAVA was focused on discovering, developing and ultimately commercializing proprietary, off-the-shelf, targeted Gammabody drug candidates that leverage the power of gd T cells with the validated benefits of antibody-based treatments.

In February 2025, LAVA adopted a restructuring plan to extend its capital resources in connection with initiating a process to evaluate strategic alternatives to enhance and preserve shareholder value. On August 4, 2025, following a comprehensive evaluation of LAVA’s business and the status of its programs, resources, and capabilities, the LAVA Board approved the discontinuation of its Phase 1 clinical trial of LAVA-1266 for acute myeloid leukemia and myelodysplastic syndrome and initiate the wind-down of the LAVA-1266 program, which decision was further to the LAVA Board’s decision to discontinue a first-in-human Phase 1 clinical trial for LAVA-1207, an investigational candidate that was designed to target prostate-specific membrane antigen (PSMA) -expressing cancers for patients with metastatic castration resistant prostate cancer (mCRPC), in December 2024.

LAVA was incorporated in the Netherlands on February 15, 2016. Its headquarters are located at Yalelaan 62, 3584CM Utrecht, the Netherlands. LAVA’s telephone number is (800) 311- 6892.

Available Information. LAVA is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning LAVA’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of LAVA’s securities, any material interests of such persons in transactions with LAVA, and other matters is required to be disclosed in proxy statements and periodic reports distributed to LAVA’s shareholders and filed with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, such as LAVA, who file electronically with the SEC. The address of that site is https://www.sec.gov. Information relating to the Offer is also available online under the “News & Events” page of LAVA’s website at https://ir.lavatherapeutics.com. The information contained in, accessible from or connected to LAVA’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of LAVA’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning LAVA contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, other public sources and information provided by LAVA. Although we have no knowledge that any such information contains any misstatements or omissions, none of Purchaser or any of its affiliates or assigns, the Information Agent or the Depositary and Paying Agent assumes responsibility for the accuracy or completeness of the information concerning LAVA contained in such documents and records or for any failure by LAVA to disclose events which may have occurred or may affect the significance or accuracy of any such information.

6.	CERTAIN INFORMATION CONCERNING PURCHASER.

General. Purchaser is a Nevada corporation with its principal offices located at 2200 Powell Street, Suite 310, Emeryville, California. The telephone number of Purchaser is (510) 204-7200.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Purchaser (the “Item 3 Persons”) and certain other information are set forth in Schedule A hereto.

During the last five years, neither Purchaser nor, to the knowledge of Purchaser, or any of the Item 3 Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement and convictions that have been overturned on appeal) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as set forth in this Offer to Purchase, neither Purchaser nor, to the knowledge of Purchaser, any of the Item 3 Persons, has had any business relationship or transaction with LAVA or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser or any of its subsidiaries or, to the knowledge of Purchaser, any of the Item 3 Persons, on the one hand, and LAVA or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Notwithstanding the foregoing, in connection with the execution of the Purchase Agreement, Purchaser entered into Support Agreements (as described in “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements—Support Agreements”) with each of the Support Agreement Parties (as defined in “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements—Support Agreements”) that are party to the Support Agreements, which parties in the aggregate, beneficially own approximately 0.5% of the outstanding Shares as of August 14, 2025.

Available Information. Purchaser is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Purchaser’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Purchaser’s securities, any material interests of such persons in transactions with Purchaser, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Purchaser’s shareholders and filed with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, such as Purchaser, who file electronically with the SEC. The address of that site is https://www.sec.gov. Purchaser also maintains an Internet website at https://www.xoma.com. The information contained in, accessible from or connected to Purchaser’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Purchaser’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

7.	SUMMARY OF THE PURCHASE AGREEMENT AND CERTAIN OTHER AGREEMENTS.

Summary of the Purchase Agreement.

The following summary of certain provisions of the Purchase Agreement and all other provisions of the Purchase Agreement discussed herein are qualified by reference to the Purchase Agreement itself, which is incorporated herein by reference. The Purchase Agreement was filed as Exhibit 2.1 to the Current Report on Form 8-K that LAVA filed with the SEC on August 4, 2025. The Purchase Agreement may be examined, and copies may be obtained at the places and in the manner set forth in “The Tender Offer—Section 6. Certain Information Concerning Purchaser.” Shareholders and other interested parties should read the Purchase Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Purchase Agreement.

The Purchase Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about LAVA, Purchaser or their respective subsidiaries and affiliates. The Purchase Agreement contains representations and warranties by LAVA, on the one hand, and Purchaser, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties in negotiating the terms of the Purchase Agreement, including information in confidential disclosure schedules delivered in connection with the signing of the Purchase Agreement. Moreover, certain representations and warranties in the Purchase Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between LAVA, on the one hand, and Purchaser, on the other hand, rather than establishing matters as facts. Accordingly, the representations and warranties in the Purchase Agreement should not be relied on by any persons as characterizations of the actual state of facts about LAVA, Purchaser or their respective subsidiaries or affiliates at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in LAVA’s public disclosures.

The Offer. The Purchase Agreement provides that Purchaser will commence the Offer no later than August 15, 2025. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject only to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described in “The Tender Offer—Section 9. Conditions of the Offer.” Subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described in “The Tender Offer—Section 9. Conditions of the Offer,” the Purchase Agreement provides that Purchaser will, promptly after the applicable Expiration Date (but in any event within three business days thereafter), as it may be extended pursuant to the terms of the Purchase Agreement, irrevocably accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Pursuant to the terms of the Purchase Agreement, the Offer Consideration consists of (i) a cash amount per share of between $1.16 and $1.24, consisting of a Base Price Per Share of $1.16 and an Additional Price Per Share of up to $0.08 (the Base Price Per Share and the Additional Price Per Share are together referred to as the

“Cash Amount”), (ii) plus one non-transferable CVR for each Share, which represents the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement, payable subject to any applicable tax withholding and without interest. The total Cash Amount payable by Purchaser pursuant to the Offer and the Purchase Agreement shall equal the quotient derived by dividing the (A) (1) the Closing Net Cash (as finally determined in accordance with the Purchase Agreement), minus (2) any Buyer Transaction Expenses (as defined in the Purchase Agreement), minus (3) $185,000; by (B) the LAVA Outstanding Shares. The Additional Price Per Share shall equal the Cash Amount as determined pursuant to the immediately preceding sentence, minus the Base Price Per Share. Purchaser will file with the SEC a supplement or amendment to this Offer to Purchase that includes the finally determined Additional Price Per Share no later than 9:00 a.m. Eastern Time on the first business day following the date on which the Closing Net Cash is finally determined and agreed upon by LAVA and Purchaser, and, pursuant to Rule 14e-1(b), the Offer will remain open for at least ten (10) business days from the date the supplement or amendment to this Offer to Purchase that includes the finally determined Additional Price Per Share is first published or sent or given to security holders.

Purchaser expressly reserves the right, in its sole discretion, to: (i) waive, in whole or in part, any Offer Condition described in “The Tender Offer—Section 9. Conditions of the Offer”, other than the Minimum Tender Condition or the Termination Condition; and/or (ii) modify the terms of the Offer in a manner not inconsistent with the Purchase Agreement, except that LAVA’s consent is required for Purchaser to:

(A) waive or change the Minimum Tender Condition (except to the extent described herein); (B) decrease the Cash Amount below the Base Price Per Share or the number of CVRs comprised in the Offer Consideration; (C) change the terms of the CVRs in a manner adverse to the holders thereof (except as expressly permitted by the Purchase Agreement); (D) change the form of consideration to be paid in the Offer (provided that the determination of the final Cash Amount in accordance with the Purchase Agreement above the Base Price Per Share shall not constitute such a change); (E) decrease the maximum number of Shares sought to be purchased in the Offer; (F) extend or otherwise change the Expiration Time, except as otherwise expressly provided in the Purchase Agreement; or (G) impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse to the holders of Shares.

The Purchase Agreement provides that the Offer will initially expire at 9:00 a.m. (Eastern Time), or at such other time as the Parties may mutually agree, on the date that is the later of (i) the twentieth (20th) Business Day (calculated in accordance with Rule 14d-1(g) (3) under the 1934 Act) following the commencement of the Offer and (ii) the third (3rd) Business Day following the date of the EGM (inclusive) (such initial expiration date and time of the Offer, the “Initial Expiration Time”), or, if the Offer has been extended pursuant to and in accordance with the Purchase Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been extended, the “Expiration Time”). The Offer, which Purchaser commenced on August 15, 2025, will expire one minute after 11:59 p.m. Eastern Time on October 3, 2025, unless earlier terminated or extended in accordance with the Purchase Agreement.

The Purchase Agreement provides that, unless the Purchase Agreement has been validly terminated in accordance with its terms, Purchaser may elect to (and if so requested by LAVA, will) extend the Offer: (A) for one or more consecutive increments of such duration as requested by LAVA, but not more than ten business days each (or for such longer period as may be agreed to by Purchaser and LAVA), if at the scheduled Expiration Date of the Offer (i) any of the Offer Conditions (as set forth in “The Tender Offer—Section 9. Conditions of the Offer”) shall not have been satisfied or waived, until such time as such conditions shall have been satisfied or waived, (ii) the determination of the Closing Net Cash and resolution of any dispute thereof has not been finalized in accordance with the terms of the Purchase Agreement or (iii) if LAVA has consummated a Permitted Disposition subsequent to its most recent delivery of the Closing Cash Schedule, to allow for the delivery of an updated Closing Cash Schedule pursuant to the Purchase Agreement, and (B) Purchaser shall extend the Offer for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof or Nasdaq applicable to the Offer; provided that (i) Purchaser be permitted or required to extend the Offer beyond the Outside Date and (ii) if all of the Offer Conditions have been satisfied or waived other than the Minimum Tender Condition, Purchaser shall not be required to extend the Offer on more than two (2) occasions. Purchaser may also extend the Offer to such other date and time as may be mutually agreed by Purchaser and LAVA in writing.

If the conditions to the consummation of the Offer are satisfied, Purchaser must provide a subsequent offering period (“Subsequent Offering Period”) of five business days, in which event Purchaser will (A) give the required notice of such Subsequent Offering Period and (B) immediately accept for payment and promptly pay for all Shares validly tendered during such Subsequent Offering Period (in each case, within three business days of tender thereof). The time at which Purchaser delivers cash funds and CVRs to the depositary consisting of the Offer Consideration for all Shares validly tendered and not validly withdrawn pursuant to the Offer during the Subsequent Offering Period is referred to as the “Subsequent Closing” and such date is the “Subsequent Closing Date.”

Unless the Purchase Agreement is terminated in accordance with its terms, Purchaser shall not terminate or withdraw the Offer prior to its scheduled expiration date (as may be extended pursuant to the terms of the Purchase Agreement). In the event the Purchase Agreement is validly terminated in accordance with its terms, Purchaser has agreed to promptly terminate the Offer and return, and will cause any depository acting on behalf of Purchaser to return, all tendered Shares to the registered holders thereof.

Treatment of Equity Awards. As of immediately prior to the Closing, the vesting for each LAVA Stock Option shall be accelerated and at the Closing each In-the-Money Option that is then outstanding will be cancelled and the holder of such cancelled In-the-Money Option will be entitled to receive (1) an amount in cash, without interest and subject to applicable tax withholding, equal to the product of (x) the excess of the Cash Amount over the applicable exercise price per share under such In-the-Money Option and (y) the total number of Shares underlying such In-the-Money Option and (2) (x) the CVRs comprised in the Offer Consideration, multiplied by (y) the total number of Shares underlying such Company Option and (B) each Out-of-the-Money Option will be cancelled at the Closing for no consideration.

Prior to the Closing, the LAVA Board (or, if appropriate, any committee thereof administering any Company Equity Plan (as defined in the Purchase Agreement)) shall adopt such resolutions, provide such notices and take such other actions as may be required to give effect to Section 2.03 of the Purchase Agreement.

Employee Matters. Unless, at least 10 Business Days prior to the Closing Date, Purchaser provides written notice to LAVA directing otherwise, LAVA will take all action necessary to terminate any and all 401(k) plans effective as of the day immediately preceding the day on which the Closing occurs. Purchaser has no current or potential obligation or liability in respect of post-retirement or post-service severance, health, medical or life insurance benefits for retired, former or current employees of LAVA or other Person, except for certain limited exceptions set forth in the Purchase Agreement.

Extraordinary General Meeting Resolutions to Be Adopted. The Purchase Agreement provides that LAVA will hold an extraordinary general meeting of LAVA shareholders (the “EGM”) to (i) provide information regarding the Offer; (ii) adopt resolutions to, subject to (A) the Acceptance Time having occurred and the Subsequent Offering Period having expired and (B) the number of Shares validly tendered in accordance with the terms of the Offer (including Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Shares owned by Purchaser or any of its affiliates, representing at least 80% of LAVA’s issued and outstanding share capital (or, if Purchaser has reduced the Minimum Tender Condition, then 75% of LAVA’s issued and outstanding share capital) (the “Post-Offer Reorganization Threshold”): (i) one or more resolutions effective upon the Closing to appoint the new members of the LAVA Board designated by Purchaser to replace the resigning members of the LAVA Board and if and to the extent that any member of the LAVA Board (excluding the Independent Directors and those members of the LAVA Board designated by

Purchaser to continue to serve) has not irrevocably tendered his or her resignation therefrom (effective as of or prior to Closing) prior to the convocation of the EGM, dismissing each such member of the LAVA Board as of the Closing, (ii) one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the LAVA Board for their acts of management or supervision, as applicable, up to and including the date of the EGM to the fullest extent permitted under applicable law and (iii) the requisite resolutions required to effect the Post-Offer Reorganization, and (iv) conduct such other business as may properly come before the meeting.

Post-Offer Reorganization. The Purchase Agreement provides, among other things, that as promptly as practicable following the expiration of the Subsequent Offering Period, subject to (i) the adoption of the Post-Offer Reorganization Resolutions at the EGM or any subsequent EGM and (ii) the Post-Offer Reorganization Threshold having been achieved, LAVA and Purchaser shall be required to effectuate, or cause to be effectuated, the Post-Offer Reorganization, provided that each action that forms part of such Post-Offer Reorganization is permitted under applicable law (including Sections 2:316(4) and 2:318(1) of the Dutch Civil Code, in the manner set out below and in the order set out below:

•

prior to the Dutch statutory merger of LAVA (as disappearing company) with and into LAVA Therapeutics New Topco B.V. (“New Topco”) (as acquiring company) within the meaning of Section 2:309 et seq. and 2:311(2) of the Dutch Civil Code pursuant to which (i) class A shares in New TopCo will be allotted to LAVA’s shareholders (other than Purchaser) (“New TopCo A Shares”) and (ii) class B shares in New TopCo will be allotted to Purchaser, as contemplated by and in accordance with the terms of the merger proposal and accompanying explanatory notes to be filed with the Dutch trade registry (the “Downstream Merger”) becoming effective, LAVA shall, in its capacity as sole shareholder of New TopCo, resolve to effectuate the cancellation of all outstanding New TopCo A Shares following the effective time of the Downstream Merger (the “Cancellation”);

•	LAVA and New Topco shall execute the notarial deed effecting the Downstream Merger no later than 23:59, local time in the Netherlands, on the closing date of the Subsequent Offering Period;

•

prior to 00:30, local time in the Netherlands, on the date that the Downstream Merger becomes effective (the “Cancellation Effective Time”), Buyer shall (i) grant a loan to New TopCo for a principal amount in cash, available to or at the sole direction of New Topco, out of immediately available funds, equal to the product of (A) the number of New Topco A Shares that will be issued and outstanding immediately prior to the Cancellation Effective Time and (B) the Cash Amount (the “Loan”), and (ii) make available to or at the sole direction of New Topco such number of CVRs as necessary for New Topco to deliver to each holder of New TopCo A Shares (determined immediately prior to the Cancellation Effective Time) one CVR for each New Topco A Share then held by such holder;

•

after the granting of the Loan but prior to the Cancellation Effective Time, the management board of New TopCo shall resolve on approving the Cancellation in accordance with applicable law, provided that the management board of New TopCo at such time does not know nor reasonably foresee that, following the Cancellation, New TopCo cannot continue to pay its due and payable debts; and

•	subject to the foregoing steps having been completed, the Cancellation shall become effective at 00:30, local time in the Netherlands on the date that the Downstream Merger becomes effective.

Offer Conditions. The Offer Conditions are described in “The Tender Offer—Section 9. Conditions of the Offer.”

LAVA Board Recommendation. As described above, and subject to the provisions described below, the LAVA Board has recommended that the shareholders of LAVA accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The foregoing recommendation is referred to herein as the “LAVA Board Recommendation.” The LAVA Board also agreed to include the LAVA Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Purchaser to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Reasonable Best Efforts. Each of LAVA and Purchaser have agreed, during the Pre-Closing Period, to use their respective reasonable best efforts to consummate and make effective the transactions contemplated by the Purchase Agreement, including (a) promptly obtaining all authorizations, consents, orders, and approvals from any governmental authority or other entity that may be, or become, necessary for the performance of their respective obligations under the Purchase Agreement and to consummate the transactions contemplated by the Purchase Agreement, (b) taking all actions that may be requested by any such governmental authority to obtain such authorizations, consents, orders, and approvals, and (c) avoiding entry of any legal orders, or effecting the dissolution of any such legal orders, that would have the effect of preventing or materially delaying the consummation of the transactions contemplated by the Purchase Agreement. These efforts include, but are not limited to, (i) make all required filings with respect to any applicable Antitrust Laws promptly (and consistent with market practice) and (ii) responding as promptly as reasonably practicable to any inquiries or requests received from any governmental entity in connection with antitrust or related matters.

LAVA and Purchaser will consult and cooperate with one another and consider in good faith the views of one another in connection with any proceedings relating to antitrust laws, and each will provide to the other, in advance, any material written analyses, presentations, memoranda, briefs, and proposals made or submitted to any governmental authority in connection with such proceedings. Each party may (i) limit the disclosure of commercially sensitive portions of such materials to the outside counsel or consultants of the other parties or (ii) redact portions of such materials to the extent necessary to preserve attorney-client or other legal privileges.

In addition, each of LAVA and Purchaser has agreed that, if at any time before or after the Acceptance Time, the other party reasonably believes that any further instruments, deeds, bills of sale, assignments or assurances are reasonably necessary or desirable to consummate the Transactions or to carry out the purposes and intent of the Purchase Agreement, then, subject to the terms and conditions of the Purchase Agreement, each party shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary or desirable to consummate the Transactions and to carry out the purposes and intent of the Purchase Agreement.

Termination. The Purchase Agreement may be terminated prior to the Acceptance Time in accordance with Section 8.01 of the Purchase Agreement as follows:

(a) by mutual written consent of Purchaser and LAVA;

(b) by either Purchaser or LAVA:

(i)  if the Acceptance Time shall not have occurred on or before 11:59 p.m., Eastern time, on December 31, 2025 (the “Outside Date”); provided that the right to terminate the Purchase Agreement pursuant to Section 8.01(b)(i) of the Purchase Agreement shall not be available to any party hereto if such party is in breach of, or has breached, the Purchase Agreement prior to the Acceptance Time where such breach proximately caused the failure of the Acceptance Time to occur by the Outside Date; or

(ii)  if any Legal Restraint permanently preventing or prohibiting the consummation of the Offer or the Post-Offer Reorganization shall be in effect and shall have become final and non-appealable; provided that the right to terminate the Purchase Agreement pursuant to Section 8.01(b)(ii) of the Purchase Agreement shall not be available to any party hereto if such Legal Restraint is primarily due to such party’s failure to comply in all material respects with its obligations under Section 7.01 of the Purchase Agreement;

(iii)  if the Offer shall have expired in accordance with its terms without all of the Offer Conditions having been satisfied and shall have not been extended by Purchaser, subject to certain conditions (a “Condition Failure Termination”); or

(c)  by Purchaser, (i) if, prior to the purchase of any Shares pursuant to the Offer, LAVA breaches or fails to perform any of its representations, warranties or covenants contained in the Purchase Agreement, which breach or failure to perform individually or in the aggregate with all such other breaches or failures to perform (A) would result in the failure of an Offer Condition and (B) cannot be or has not been cured prior to the earlier of (I) the second Business Day immediately prior to the Outside Date and (II) 30 days after the giving of written notice to LAVA of such breach or failure to perform; provided that Purchaser is not then in material breach of the Purchase Agreement, (ii) following an Adverse Recommendation Change, or (iii) if the Subsequent EGM has been held and been concluded and the Post-Offer Reorganization Resolutions have not all been adopted;

(d)  by LAVA (i) in order to concurrently with or immediately following such termination enter into a definitive agreement with respect to a Superior Proposal subject to, and in accordance with, the terms and conditions of the Purchase Agreement, (ii) if Purchaser breaches or fails to perform any of its representations, warranties or covenants contained in the Purchase Agreement, which breach or failure to perform individually or in the aggregate with all such other breaches or failures to perform (i) would result in the failure of an Offer Condition and (ii) cannot be or has not been cured prior to the earlier of (x) the second Business Day immediately prior to the Outside Date and (y) 30 days after the giving of written notice to Purchaser of such breach or failure to perform; provided that LAVA is not then in material breach of the Purchase Agreement, or (iii) three business days following any demand for cure, if the Acceptance Time has occurred and Purchaser has failed to pay or cause to be paid (via the depositary for the Offer) for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (and excluding any Shares that may have been tendered as of such time pursuant to the Subsequent Offering Period).

Termination Fee. LAVA has agreed to pay Purchaser a termination fee of $750,000 (the “Termination Fee”) if:

(i)  LAVA terminates the Purchase Agreement pursuant to Section 8.01(d)(i) of the Purchase Agreement described above;

(ii)  Purchaser terminates the Purchase Agreement pursuant to Section 8.01(c)(ii) of the Purchase Agreement described above; or

(iii)  The following occurs; or

(A)  an Alternative Acquisition Proposal has been publicly made or otherwise becomes generally known to the public prior to the Acceptance Time;

(B)  thereafter, the Purchase Agreement is validly terminated by (1) LAVA or Purchaser in accordance with Section 8.01(b)(i) of the Purchase Agreement described above, (2) LAVA or Purchaser pursuant to a Condition Failure Termination and the Minimum Condition has not been satisfied as of the Expiration Time (provided that the other Offer Conditions been satisfied as of such date) or (3) Purchaser in accordance with Section 8.01(c)(iii) described above; and

(C)  prior to the date that is six months following the date of such termination, Playa enters into a definitive agreement with any third party with respect to, or consummates, any transaction of the type described in the definition of Alternative Acquisition Proposal (provided that, for purposes of the foregoing, any reference in such definition to 20% will instead be deemed a reference to 50%).

In the event Purchaser receives the Termination Fee, such Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Purchaser and constitute their sole and exclusive remedy against LAVA and its current, former or future shareholders and representatives for any loss suffered as a result of the failure of the Transactions to be consummated, and none of LAVA and its current, former or future shareholders or representatives will have any further liability or obligation relating to or arising out of the Purchase Agreement or the Transactions, except as otherwise provided in the Purchase Agreement (without limiting any rights that Purchaser may have pursuant to the Support Agreements described below).

Effect of Termination. If the Purchase Agreement is validly terminated in accordance with its terms, notice of such termination will be given to the non-terminating party or parties specifying the provision of the Purchase Agreement pursuant to which such termination is made. Subject to certain specified exceptions, the Purchase

Agreement will immediately become void and of no effect, without any liability on the part of any party to the Purchase Agreement (or its directors, officers, employees, shareholders, representatives, agents or advisors). Certain provisions of the Purchase Agreement, including provisions restricting public disclosure of the transactions contemplated by the Purchase Agreement and governing termination of the Purchase Agreement (and certain other miscellaneous provisions) will survive termination of the agreement. In addition, no party to the Purchase Agreement will be relieved of any liability for damages resulting from such party’s fraud or willful breach of the Purchase Agreement prior to such termination. If the Purchase Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to the Purchase Agreement, to the extent practicable, shall be withdrawn from the governmental entity or other person to which they were made.

Conduct of Business Pending the Offer and Post-Offer Reorganization. LAVA has agreed that, from the date of the Purchase Agreement to the earlier of the Acceptance Time and the termination of the Purchase Agreement in accordance with its terms (the “Pre-Closing Period”), except to the extent (i) expressly required or expressly contemplated by the Purchase Agreement (including as pertains to or arises out of, or in connection with, any Permitted Disposition), (ii) set forth on Section 5.01 of the LAVA disclosure letter, (iii) expressly required by applicable law (including tax law) or IFRS or (iv) consented to in advance by Purchaser in writing (such consent not to be unreasonably withheld, conditioned or delayed), LAVA shall, and shall cause each of its Subsidiaries to, (A) conduct its business in all material respects in the ordinary course of business and in a manner consistent with the wind-down process described in the Purchase Agreement and (B) use its commercially reasonable efforts to (I) preserve intact in all material respects its business organization and business relationships with third parties, including manufacturers, suppliers, vendors, distributors, governmental entities, customers, licensors, licensees and other third parties with which it has business relationships and (II) keep available the services of its present officers and key employees. In addition to and without limiting the generality of the foregoing, during the Pre-Closing Period, except as (i) expressly required or expressly contemplated by the Purchase Agreement, (ii) set forth on Section 5.01 of the LAVA disclosure letter, (iii) expressly required by applicable law (including tax law) or IFRS or (iv) consented to in advance by Purchaser in writing, LAVA will not, and shall cause its Subsidiaries not to:

(a)  (i) enter into any new line of business or enter into any agreement, arrangement or commitment that is in excess of $50,000 or materially limits or otherwise restricts LAVA or its affiliates, including, following the Post-Offer Reorganization Closing, Purchaser and its affiliates (other than in the case of Purchaser and its affiliates, due to the operation of Purchaser’s or its affiliates’ own Contracts), from time to time engaging or competing in any line of business or in any geographic area or (ii) otherwise enter into any agreements, arrangements or commitments in excess of $50,000 or imposing material restrictions on its assets, operations or business;

(b)  (i) declare, set aside, establish a record date in respect of, accrue or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) repurchase, redeem, offer to redeem or otherwise acquire, directly or indirectly any shares of capital stock of LAVA or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire any such shares of capital stock, except for (A) acquisitions of Shares in connection with the surrender of Shares by holders of LAVA Stock Options outstanding on the Agreement Date, in the case of LAVA Stock Options, in order to pay the exercise price of LAVA Stock Options, (B) the withholding of Shares to satisfy Tax obligations with respect to awards granted pursuant to the LAVA Stock Plans outstanding on the Agreement Date, and (C) the acquisition by LAVA of LAVA Stock Options in connection with the forfeiture of such awards, in each case, in accordance with their terms;

(c)  issue, grant, deliver, sell, authorize, pledge or otherwise encumber any shares of its capital stock or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire such shares, any voting LAVA debt or any other rights that give any person the right to receive any economic interest of any nature accruing to the holders of LAVA common shares, other than issuances of LAVA common shares upon the exercise of LAVA Stock Options in accordance with their terms;

(d)  amend its organizational documents (except for immaterial or ministerial amendments);

(e)  form any subsidiary or acquire or agree to acquire, directly or indirectly, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any assets outside of the ordinary course of business, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person;

(f)  except as required pursuant to the terms of any LAVA benefit plan as in effect on the Agreement Date, (i) adopt, enter into, establish, terminate, amend or modify any collective bargaining agreement, LAVA benefit plan (or plan or arrangement that would be a LAVA benefit plan if in effect on the Agreement Date), (ii) grant to any director, employee or individual service provider of LAVA any increase in base compensation, (iii) grant to any director, employee or individual service provider of LAVA any increase in severance or termination pay, (iv) pay or award, or commit to pay or award, any bonuses or incentive or equity compensation, (v) enter into any employment, retention, consulting, change in control, severance or termination agreement with any director, employee or individual service provider of LAVA, (vi) take any action to vest or accelerate any rights or benefits under any LAVA benefit plan, or the funding of any payments or benefits under any LAVA benefit plan or (vii) hire or terminate (other than for cause) the employment or service of any employee or individual service provider;

(g)  make any change in accounting methods, principles or practices, except as may be required (i) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (ii) by Law, including Regulation S-X promulgated under the Securities Act, in each case, as agreed to by LAVA’s independent public accountants;

(h)  sell, lease (as lessor), license or otherwise transfer (including through any “spin-off”), or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien), any properties or assets (including Intellectual Property) except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business, (ii) pursuant to Contracts to which LAVA is a party made available to Purchaser and in effect prior to the Agreement Date or (iii) in accordance with the Wind-Down Process;

(i)  sell, assign, lease, license, transfer, pledge, encumber or otherwise dispose of, permit to lapse or abandon, or, in the case of Trade Secrets, disclose to any third party, (i) any Trade Secret included in any Intellectual Property Rights owned by LAVA or (ii) other than in accordance with the Wind-Down Process, any Intellectual Property Rights owned by LAVA;

(j)  (i) incur or modify the terms of (including by extending the maturity date thereof) any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of LAVA, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (ii) make any loans, advances or capital contributions to, or investments in, any other Person;

(k)  make or agree to make any capital expenditures;

(l)  commence any Proceeding or pay, discharge, settle, compromise or satisfy (i) any pending or threatened claims, liabilities or obligations relating to a Proceeding (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any such payment, discharge, settlement, compromise or satisfaction of a claim solely for money damages in the ordinary course of business in an amount not to exceed $50,000 per payment, discharge, settlement, compromise or satisfaction or $50,000 in the aggregate for all such payments, discharges, settlements, compromises or satisfactions, provided such amounts are taken into account in the calculation of Closing Net Cash or (ii) any litigation, arbitration, proceeding or dispute that relates to the Transactions (which shall be governed exclusively by Section 7.07 of the Purchase Agreement);

(m)  (A)change or revoke any material tax election with respect to LAVA or any of its Subsidiaries, (B) file any material amended tax return or claim for refund of material taxes with respect to LAVA or any of its Subsidiaries, (C) settle or compromise any tax audit or other proceeding relating to a material amount of tax or enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) affecting any material tax liability or refund of material taxes with respect to LAVA or any of its Subsidiaries, (D) settle or compromise any material tax liability or refund of material taxes with respect to LAVA or any of its Subsidiaries, (E) adopt or change any material method of tax accounting, except as required by law, (F) change any tax residency or (G) request any ruling from any governmental entity relating to taxes, except as described in Section 7.07 of the Purchase Agreement;

(n)   amend, cancel or terminate any insurance policy naming LAVA or its subsidiaries as an insured, a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage;

(o)  adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Post-Offer Reorganization);

(p)  except in the ordinary course of business or in connection with any transaction to the extent specifically permitted by any other subclause of Section 5.01 of the Purchase Agreement, enter into, terminate or modify in any respect, or expressly release any rights under, any LAVA Material Contract or any Contract that, if existing on the Agreement Date, would have been a LAVA Material Contract;

(q)  renew or enter into any agreement containing a non-compete, exclusivity, non-solicitation or similar clause that would restrict or limit, in any material respect, the operations of LAVA or any of its subsidiaries; or

(r)  authorize, commit or agree to take any of the foregoing actions.

Transaction Litigation. Except as otherwise set forth in the Purchase Agreement with regards to regulatory approvals, LAVA will control any action brought against LAVA or any of its subsidiaries or their directors or officers relating in any way to the Purchase Agreement or the transactions contemplated thereby; provided that LAVA will give Purchaser the right to (a) participate in the defense and settlement of any such action against LAVA, its directors or its officers relating to the Purchase Agreement or the transactions contemplated by the Purchase Agreement and (b) no such settlement will be agreed to without Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed). LAVA will promptly notify Purchaser of any such litigation related to the Purchase Agreement or the transactions contemplated thereby brought, or threatened, against LAVA, members of the LAVA Board or any subsidiary of LAVA and will keep Purchaser informed on a reasonably current basis with respect to the status thereof. Purchaser will give prompt notice to LAVA of any action commenced against Purchaser relating to or involving Purchaser that relates to the Purchase Agreement or the transactions contemplated by the Purchase Agreement. The foregoing notice obligations to not apply to any litigation initiated by one party against the other party to enforce its rights under the Purchase Agreement.

In addition, each party shall give prompt notice to the other party of any material written notice or other material communication received by such party from any governmental entity during the Pre-Closing Period in connection with the Purchase Agreement and the Transactions or from any person alleging that the consent of such person is or may be required in connection with the Purchase Agreement and the Transactions.

Directors’ and Officers’ Indemnification and Insurance. For six years after the Closing Date, subject to certain specified exceptions, Purchaser will indemnify and hold harmless each of the managers, directors, officers, and fiduciaries under benefit plans of LAVA or its subsidiaries (each, in such capacity, an “Indemnified Person”) in respect of acts or omissions taken or omitted to be taken by such Indemnified Persons prior to the Closing Date, in each case to the fullest extent permitted by applicable law and under LAVA’s and its subsidiaries’ organizational documents and indemnification agreement(s) with such Indemnified Person. In addition, Purchaser will honor LAVA’s and its subsidiaries’ existing indemnification obligations in respect of such Indemnified Persons under LAVA’s and its subsidiaries’ current organizational documents and indemnification agreements. Subject to certain specified conditions and limitations, Purchaser will advance expenses incurred in the defense of any action or investigation with respect to such matters subject to indemnification.

Prior to the Closing Date, LAVA will obtain, and Purchaser will be obligated to maintain for six years following the Closing Date, a “tail” insurance policy for directors’ and officers’ liability insurance in respect of acts or omissions of Indemnified Persons prior to the Closing Date, with the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable than, LAVA’s existing insurance policy or policies in effect as of the date of the Purchase Agreement.

If Purchaser (i) consolidates with or merges into any other person and is not the continuing or surviving entity or (ii) liquidates, dissolves or winds-up, or transfers all or substantially all of its properties and assets to any person, then, the surviving entity or transferee of such assets or property, as applicable, must assume the foregoing indemnification and insurance obligations.

Such terms will survive the Closing Date and may not be terminated or modified in any manner that is adverse to the Indemnified Persons, who are expressly agreed to be third-party beneficiaries of, and entitled to enforce, the foregoing indemnification and insurance obligations.

Stock Exchange Delisting and Deregistration. Prior to the Acceptance Time, LAVA shall cooperate with Purchaser and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to cause the delisting of LAVA and the Shares from Nasdaq as promptly as practicable after the expiration of the Subsequent Offering Period and the deregistration of the Shares under the 1934 Act as promptly as practicable after such delisting.

Anti-Takeover Provisions. The Company and the Company Board (and any committee thereof) shall take all actions within their power and authority necessary so that no Anti-Takeover Measure is or becomes applicable to the Transactions. If any Anti-Takeover Measure becomes applicable in such a manner that it would prevent, materially delay or impair any of the Transactions, the Company and the Company Board (and any committee thereof) shall grant such approvals and take such actions within their power and authority as are necessary so that any such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act within their power and authority to eliminate such Anti-Takeover Measures in respect of such Transactions.

Public Announcements. Purchaser, on the one hand, and LAVA, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Offer, the Post-Offer Reorganization and the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national or foreign securities exchange, in which event the relevant party shall, to the extent reasonably practicable, endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such press release, public announcement, public statement or other public disclosure; provided that each Party may make press releases or public announcements (whether in response to questions by the press, investors or analysts or those participating in investor calls or industry conferences, or otherwise) to the extent such statements or releases consist solely of information previously disclosed.

Representations and Warranties. This summary of the Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Purchaser or LAVA, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Post-Offer Reorganization. The Purchase Agreement

contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of the specified dates therein. The assertations embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure scheduled delivered by LAVA to Purchaser in connection with the Purchase Agreement.

The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the agreements instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Purchase Agreement, LAVA has made representations and warranties to Purchaser with respect to, among other things:

•	Corporate Existence and Power

•	Corporate Authorization

•	Governmental Authorization

•	Non-contravention

•	Capitalization

•	Subsidiaries

•	SEC Filings; Undisclosed Liabilities

•	Financial Statements

•	Internal Controls

•	Disclosure Documents

•	Absence of Certain Changes

•	Compliance with Laws; Regulatory Matters

•	Litigation

•	Properties

•	Intellectual Property; Privacy and Data Protection

•	Taxes

•	Employee Benefit Plans

•	Employee and Labor Matters

•	Environmental Matters

•	Material Contracts

•	Financial Advisor Fees

•	Opinion of Company Financial Advisor

•	Anti-Takeover Measures

•	Related Party Transactions

Some of the representations and warranties in the Purchase Agreement made by LAVA are qualified as to “materiality” or a “LAVA Material Adverse Effect.” For purposes of the Purchase Agreement, a “LAVA Material Adverse Effect” means any fact, change, event, development, occurrence or effect that, individually or in the aggregate materially adversely affects (i) the business, assets, results of operations or financial condition of

LAVA and its Subsidiaries, taken as a whole, or (ii) the ability of LAVA to consummate the Transactions; provided that, subject to the next occurring proviso in this definition, no fact, change, event, development, occurrence or effect relating to or arising from any of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a LAVA Material Adverse Effect pursuant to subsection (i) of this definition: (A) general economic conditions (or changes in such conditions) in the United States, the Netherlands or any other country or region in the world in which LAVA or any of its Subsidiaries conduct business, or conditions in the global economy in general; (B) changes in any financial, debt, credit, capital, banking or securities markets or conditions; (C) changes in interest, currency or exchange rates or in the price of any commodity, security or market index; (D) changes in applicable law (or the enforcement or interpretation thereof) first introduced or first becoming effective after the date of the Purchase Agreement, tariffs issued by any governmental entity after the date of the Purchase Agreement, changes after the date of the Purchase Agreement in IFRS, GAAP or other applicable accounting standards (or the interpretation thereof), and changes after the date of the Purchase Agreement in stock exchange rules or listing standards (or the enforcement or interpretation thereof); (E) general conditions in the industries in which LAVA or its Subsidiaries operate; (F) any change in the market price, trading volume or ratings of any securities or indebtedness of LAVA or any of its Subsidiaries, any change or prospective change of the ratings or the ratings outlook for LAVA or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of LAVA to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to LAVA or any of its Subsidiaries (it being understood that the underlying facts and circumstances giving rise to any such change or failure may, if they are not otherwise excluded from the definition of LAVA Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a LAVA Material Adverse Effect has occurred or will occur); (G) the continuation, occurrence, escalation, outbreak or worsening of any civil unrest, protests and public demonstrations, cyberattacks, hostilities, war, police action, acts of terrorism, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war; (H) the execution and delivery of the Purchase Agreement or the announcement or pendency of the Transactions (including by reason of the identity of Purchaser), including the impact thereof on the relationships, contractual or otherwise, of LAVA and its Subsidiaries with employees, customers, landlords, suppliers, distributors or partners (including the termination, suspension or modification of any such relationships), provided, that the exception in this clause (H) shall not apply for purposes of the representations and warranties in Section 3.04; (I) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak (including any non-human epidemic, pandemic or other similar outbreak) or any other national, international or regional calamity; (J) any action expressly required to be taken pursuant to the Purchase Agreement, or any action taken at the express written direction of Purchaser; (K) any Permitted Disposition; or (L) any item or matter to the extent specifically disclosed in LAVA disclosure letter; provided, further, that with respect to subclauses (A), (B), (C), (D), (E), (G) and (I), if such effect disproportionately affects LAVA and its Subsidiaries, taken as a whole, compared to other companies operating in the same industry or industries and market or markets in which LAVA and its Subsidiaries operate, then, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a LAVA Material Adverse Effect.

In the Purchase Agreement, Purchaser has made representations and warranties to LAVA, including with respect to, among other things: organization, valid existence and standing of Purchaser; corporate power and authority in respect of the Purchase Agreement and the transactions contemplated by the Purchase Agreement; required governmental authorizations or filings or other consents and approvals; no violations of organizational documents; the accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9; the availability of sufficient funds to satisfy Purchaser’s obligations under the Purchase Agreement; the ownership of LAVA shares by Purchaser or its subsidiaries; the absence of litigation; the absence of certain agreements with LAVA shareholders; and brokers fees.

Some of the representations and warranties in the Purchase Agreement made by Purchaser are qualified as to “materiality” or a “Purchaser Material Adverse Effect.” For purposes of the Purchase Agreement, a “Purchaser Material Adverse Effect” any fact, change, event, development, occurrence or effect that, individually or in the aggregate, prevents Purchaser from consummating the transactions set forth in the Purchase Agreement or in the CVR Agreement in accordance therewith.

None of the representations, warranties, covenants or agreements in the Purchase Agreement or in any instrument delivered pursuant to the Purchase Agreement will survive the Closing, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Closing.

Specific Performance. The parties to the Purchase Agreement have agreed that money damages would be both incalculable and an insufficient remedy for any breach of the Purchase Agreement by such party and that any such breach would cause the other party irreparable harm. In addition, the parties to the Purchase Agreement agreed that in the event of a breach or threatened breach of the Purchase Agreement, each other party will be entitled to equitable relief, including in the form of injunctions and orders for specific performance, in addition to all other remedies available to such other party at law or in equity. The parties have further irrevocably waived (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

Expenses. Except as otherwise provided in the Purchase Agreement, all fees and expenses incurred in connection the Purchase Agreement and the Offer, the Post-Offer Reorganization and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

Governing Law; Exclusive Forum. The Purchase Agreement, and any claims or causes of action that may be based on, arise out of or relate to the Purchase Agreement or the transactions contemplated by the Purchase Agreement or the negotiation, execution, performance, non-performance, interpretation, termination or construction of the Purchase Agreement, will be governed by and construed in accordance with Delaware law, without regard to choice or conflict of law principles, except in the case of any matters concerning or implicating the LAVA Board’s fiduciary duties, the EGM or the Post-Offer Reorganization. Any such matters concerning or implicating the LAVA Board’s fiduciary duties, the EGM or the Post-Offer Reorganization will be governed by and construed in accordance with the applicable laws of the Netherlands.

Under the Purchase Agreement, each of Purchaser and LAVA (a) irrevocably and unconditionally submitted to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then of the United States District Court for the District of Delaware, or if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then of any Delaware state court sitting in New Castle County) and any appellate court from any of such courts (the “Chosen Courts”), (b) agreed that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court, (c) agreed that any actions arising in connection with or relating to the Purchase Agreement or the transactions contemplated thereby will be brought, tried, and determined only in the Chosen Courts, (d) waived any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum, and (e) agreed that it will not bring any action relating to the Purchase Agreement or the transactions contemplated by the Purchase Agreement in any court other than the Chosen Courts.

Summary of the CVR Agreement.

At or prior to the Acceptance Time, Purchaser, the rights agent (the “Rights Agent”) and the representative of the holders of the CVRs (the “Representative”) will enter into the CVR Agreement, governing the terms of the CVRs. Each CVR will represent a contractual right to receive contingent cash payments equal to a pro rata share of the CVR Payment Amount.

The CVRs are not deferred cash payments to LAVA shareholders, but instead are contractual rights to receive one or more payments in cash, contingent upon receipt of CVR Proceeds. LAVA shareholders will be paid promptly in compliance with the prompt payment rules following receipt of any CVR Proceeds. The rights of holders of CVRs will be fixed under the CVR Agreement. The CVRs represent the binding obligations of Purchaser under the CVR Agreement. The offeror estimates that the amount that will be payable under the CVRs will be approximately $0.00 per CVR.

The CVR Agreement provides the holders of CVRs certain contractual rights against Purchaser and the Rights Agent. The consent of the holders of at least 35% of the outstanding CVRs (the “Acting Holders”) is required any amendments to the CVR Agreement for the purpose of adding, eliminating or changing provisions therein. The Acting Holders also have the right, on behalf of all holders of CVRs, to institute any action or proceeding with respect to CVR Agreement, though no individual holder will be entitled to exercise such rights independently.

Each CVR will represent a contractual right to receive contingent cash payments equal to a pro rata share of: (i) 100% of the amount by which the Closing Net Cash, as adjusted for any permitted deductions under CVR Agreement made within ninety (90) days following the Closing Date, in excess of the Closing Net Cash as finally determined in accordance with the Purchase Agreement, (ii) (A) 100% of the net proceeds, calculated in accordance with the CVR Agreement, if any, from any sale, transfer, license or other disposition (a “Disposition”) of all or any part of the rights, intellectual property and other assets related to LAVA-1266 prior to the Closing and (B) 75% of the net proceeds, calculated in accordance with the CVR Agreement, if any, from any Disposition of CVR products occurring following the Closing, in each case for the period beginning at the Closing Date and ending on the 10th anniversary of the Closing Date, and (iii) 75% of the net proceeds, calculated in accordance with the CVR Agreement, if any, from LAVA’s collaborations (A) with Pfizer Inc. (formerly Seagen Inc.) to develop, manufacture and commercialize EGFRd2 (PF-8046052) and (B) with Johnson & Johnson (formerly Janssen) for the discovery and development of novel bispecific antibody-based T cell engagers for the treatment of cancer, including JNJ-89853413, in each case for the period beginning at the Closing Date and ending on the 10th anniversary of the Closing Date.

The right to payments under the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement, including: (i) upon death of the holder by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including a consolidation, merger or demerger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by the Depository Trust Company (“DTC”); or (v) that CVRs may be abandoned. The CVRs are not securities, and therefore, will not be registered with the SEC.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, which is filed as Exhibit (d)(3) of the Schedule TO.

Summary of the Support Agreements.

In connection with the execution of the Purchase Agreement, Purchaser entered into tender and support agreements (the “Support Agreements”) with certain of LAVA’s directors and executive officers (the “Support Agreement Parties”). The Support Agreements provide that, among other things, to tender their respective Shares in the Offer and to vote in favor of all resolutions proposed for adoption by LAVA’s shareholders in accordance with the Offer’s terms at the EGM or a subsequent EGM. The Shares subject to the Support Agreements comprise approximately 0.5% of the outstanding Shares as of August 14, 2025. The Support Agreements will terminate upon certain circumstances, including upon termination of the Purchase Agreement or upon an Adverse Recommendation Change (as defined in the Purchase Agreement).

This summary and description of the material terms of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Support Agreement, which is filed as Exhibit (d)(6) to the Schedule TO and are incorporated by reference herein.

Summary of the Confidentiality Agreement.

On June 2, 2025, LAVA and Purchaser, entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Purchaser agreed, subject to certain exceptions, to keep confidential all proprietary, nonpublic and/or confidential information about the other party, its affiliates or subsidiaries and/or its business furnished in connection with a possible negotiated transaction. Purchaser’s obligations under the Confidentiality Agreement will expire three (3) years after the date of the Confidentiality Agreement. The Confidentiality Agreement includes a two (2) year standstill provision and an eighteen (18) month employee non-solicitation provision.

This summary and description of the material terms of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated by reference herein.

8.	SOURCE AND AMOUNT OF FUNDS.

The Offer is not conditioned upon Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Purchaser estimates that the total amount of funds required to consummate Offer and the Post-Offer Reorganization (including payments for the LAVA Stock Options) pursuant to the Purchase Agreement and to purchase all of the Shares pursuant to the Offer (including all Shares tendered in the Subsequent Offering Period) and the Purchase Agreement is between approximately $30.5 million and $32.6 million, excluding any CVR Proceeds, depending on the finally determined Additional Price Per Share. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because: (i) the Offer is being made for all outstanding Shares solely for cash and CVRs; (ii) the Offer and Post-Offer Reorganization are not subject to any financing condition; and (iii) if we consummate the Offer and not all outstanding Shares are tendered pursuant to the Offer or during the Subsequent Offering Period, then following the consummation of the Post-Offer Reorganization, all shares held by non-tendering LAVA shareholders that will own shares in New Topco shall be cancelled for the same cash price as was paid in the Offer (i.e., the Cancellation Consideration), less any applicable withholding taxes, including any Dutch dividend withholding tax due in respect of the Cancellation, and Purchaser will have sufficient cash on hand to pay the Cancellation Consideration. Payments to be made pursuant to the CVRs, if any, will be made with the CVR Proceeds, if any. See “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements—CVR Agreement.” Holders of the CVRs will have no greater rights against Purchaser than those accorded to general unsecured creditors of Purchaser.

9.	CONDITIONS OF THE OFFER.

Notwithstanding any other term of the Offer or the Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer or during the Subsequent Offering Period (and not theretofore accepted for payment or paid for) unless there shall have been validly tendered in the Offer (and not properly withdrawn) prior to the expiration of the Offer that number of Shares that, represent at least one Share more than 80% (75% in specified circumstances) of the number of LAVA common shares that are then issued and outstanding as of the expiration of the Offer, which we refer as the Minimum Tender Condition.

Furthermore, notwithstanding any other term of the Offer or the Purchase Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for unless, at the then-scheduled expiration of the Offer, all of the following conditions exist or shall have occurred and be continuing as of the Expiration Date:

(i)

there shall be no Legal Restraint (as defined in the Purchase Agreement) in effect that prohibits, renders illegal or enjoins, the consummation of the Offer, the Post-Offer Reorganization (or any component thereof) or the other Transactions;

(ii)

the representations and warranties of LAVA set forth in (A) Section 3.12(a) of the Purchase Agreement shall be true and correct in all respects at and as of the Acceptance Time with the same effect as though made at and as of the Acceptance Time, (B) Section 3.06(a) of the Purchase Agreement shall be true and correct in all respects (except for any de minimis inaccuracies) at and as of the Acceptance Time with the same effect as though made at and as of the Acceptance Time (or such earlier date in respect of which such representations and warranties are expressly made), (C) Section 3.01, Section 3.03, Section 3.23 of the Purchase Agreement shall be true and correct in all material respects at and as of the Acceptance Time with the same effect as though made at and as of the Acceptance Time (or such earlier date in respect of which such representations and warranties are expressly made) and (D) Article 3 of the Purchase Agreement, other than those Sections specifically identified in clauses (A), Bi) and (C) of this paragraph (ii), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “LAVA Material Adverse Effect” and words of similar import set forth therein) at and as of the Acceptance Time with the same effect as though made at and as of the Acceptance Time (or such earlier date in respect of which such representations and warranties are expressly made), except, in the case of this clause (D), where the failure to be true and correct would not have or reasonably be expected to have, individually or in the aggregate, a LAVA Material Adverse Effect;

(iii)

LAVA shall have performed and complied with, in all material respects, those covenants and obligations under the Purchase Agreement that are required to be performed by it at or prior to the Acceptance Time;

(iv)

since the date of the Purchase Agreement, there shall not have occurred any fact, change, event, development, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a LAVA Material Adverse Effect;

(v)

the Governance Resolutions and the Post-Offer Reorganization Resolutions (each as defined in the Purchase Agreement) shall have been adopted at the EGM or a subsequent EGM, and in each case, shall not have been revoked, modified or amended in any way;

(vi)

Purchaser shall have received from LAVA a certificate, dated as of the date on which the Offer expires and signed by an executive officer of LAVA, certifying to the effect that the Offer Conditions set forth in clauses (ii), (iii) and (iv) have been satisfied as of immediately prior to the expiration of the Offer;

(vii)

all required filings with respect to any applicable antitrust laws shall have been received and be in full force and effect or their relevant waiting periods (and any extension thereof) shall have expired or been terminated;

(viii)	the Purchase Agreement shall have been validly terminated in accordance with its terms; and

(ix)	the Closing Net Cash as finally determined pursuant to the Purchase Agreement is at least $31,500,000.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Purchase Agreement.

The foregoing conditions are for the sole benefit of Purchaser and, subject to the terms and conditions of the Purchase Agreement and the applicable rules and regulations of the SEC, may be waived by Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition, which may not be waived by Purchaser). Such rights of termination are described above in “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements—Summary of the Purchase Agreement—Termination.” The failure by Purchaser or any other Affiliate of Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

10.	DIVIDENDS AND DISTRIBUTIONS.

The Purchase Agreement provides that LAVA will not (subject to certain exceptions), between the date of the Purchase Agreement and the Closing, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock (including the Shares). See “Special Factors—Section 3. Price Range of Shares; Dividends” and “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements—Conduct of Business Pending the Post-Offer Reorganization.”

11.	CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

General. Except as otherwise set forth in this Offer to Purchase, based Purchaser’s review of publicly available filings by LAVA with the SEC and other information regarding LAVA, Purchaser is not aware of any licenses or other regulatory permits which appear to be material to the business of LAVA and which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser pursuant to the Offer. In addition, except as set forth below, Purchaser is not aware of any filings, approvals or other actions by or with any governmental body or administrative or regulatory agency that would be required for Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Purchaser has agreed to use reasonable best efforts to, in the most expeditious manner practicable, obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities, make all necessary registrations, declarations and filings and make all commercially reasonable efforts to obtain an approval or waiver from, or to avoid any action by, any governmental entity. The parties currently expect that such approval or action, except as described below under “Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to LAVA’s or Purchaser’s business or that certain parts of LAVA’s or Purchaser’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See “The Tender Offer—Section 9. Conditions of the Offer.”

Antitrust. Based on a review of the information currently available relating to the businesses in which Purchaser and LAVA are engaged and the consideration to be paid for the Shares, Purchaser and LAVA have determined that no mandatory antitrust premerger notification filing or waiting period under Hart-Scott Rodino Antitrust Improvements Act of 1976 (as amended, the “HSR”) and the rules and regulations promulgated thereunder is required, and therefore HSR clearance is not a condition to the consummation of the Offer or the Post-Offer Reorganization.

LAVA and certain of their respective affiliates conduct business in several countries outside of the United States. Based upon an examination of publicly available and other information relating to the businesses in which LAVA is engaged, Purchaser and LAVA believe that the acquisition of Shares in the Offer and Subsequent Offering Period (and the Post-Offer Reorganization) should not violate applicable antitrust laws. Nevertheless, Purchaser cannot be certain that a challenge to the Offer (and the Post-Offer Reorganization) on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See “The Tender Offer—Section 9. Conditions of the Offer.”

Takeover Laws. LAVA and the LAVA Board (and any applicable committees thereof) will take all actions within their power and authority necessary so no anti-takeover or similar provision, measure or law that would qualify as a “beschermingsmaatregel” under the laws of the Netherlands may be invoked or implemented by LAVA (or any of its affiliates) or by a third party pursuant to applicable law or a right granted to such third party by LAVA (or any of its affiliates) has been implemented by LAVA or any of its affiliates, nor will an anti-takeover measure apply with respect to the transactions contemplated by the Purchase Agreement.

Appraisal Rights. LAVA’s shareholders are not entitled under Dutch law or otherwise to appraisal or dissenters’ rights in connection with the Offer or the Post-Offer Reorganization.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Post-Offer Reorganization. However, Rule 13e-3 will be inapplicable if: (i) the Shares are deregistered under the Exchange Act prior to the Post-Offer Reorganization or another business combination; or (ii) the Post-Offer Reorganization or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Post-Offer Reorganization or other business combination is at least equal to the amount paid per Share are in the Offer. Purchaser does not believe that Rule 13e-3 will be applicable to the Post-Offer Reorganization.

Litigation. To the knowledge of Purchaser and LAVA, there have been no lawsuits filed against LAVA, the LAVA Board or Purchaser in connection with the Offer. Lawsuits may be filed against LAVA and the LAVA Board, and lawsuits may be filed against Purchaser, in connection with the Offer, the Post-Offer Reorganization and the related disclosures. Absent new or different allegations that are material, Purchaser will not, and understand that LAVA will not, necessarily announce such filings.

12.	FEES AND EXPENSES.

Purchaser has retained the Depositary and Paying Agent and the Information Agent in connection with the Offer. The Depositary and Paying Agent and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

13.	MISCELLANEOUS.

The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Purchaser has filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in “The Tender Offer—Section 5. Certain Information Concerning LAVA.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer. Proxies will be solicited by LAVA from its shareholders in connection with the EGM, and you should consult and read carefully any proxy statement or other materials provided to you by LAVA in connection with the EGM. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer. Proxies will be solicited by LAVA from its shareholders in connection with the EGM, and you should consult and read carefully any proxy statement or other materials provided to you by LAVA in connection with the EGM.

No person has been authorized to give any information or make any representation on behalf of Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be an agent of Purchaser, the Depositary and Paying Agent or the Information Agent for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Purchaser, LAVA or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

XOMA Royalty Corporation

August 15, 2025

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF PURCHASER.

1.	XOMA Royalty Corporation

XOMA Royalty Corporation’s principal business is currently to consummate the Offer and effect the Post-Offer Reorganization pursuant to the Purchase Agreement, and to perform its obligations under the CVR Agreement following the Post-Offer Reorganization when New Topco is a wholly owned subsidiary of Purchaser as the surviving entity from the Downstream Merger. The following table sets forth information about the executive officers of XOMA Royalty Corporation as of August 15, 2025.

Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Owen Hughes Chief Executive Officer Citizenship: United States	Mr. Hughes serves as Chief Executive Officer of XOMA Royalty Corporation. Mr. Hughes has served as the Chief Executive Officer of Sail Bio, Inc., a private biotechnology company focused on addressing toxic proteinopathies, since February 2022 and served as the Chief Executive Officer and co-founder of Cullinan Oncology, Inc., a publicly-traded oncology company, from September 2017 to October 2021. Previously, Mr. Hughes served as the Chief Business Officer and Head of Corporate Development at Intarcia Therapeutics, Inc., a biotechnology company focused on type II diabetes, from February 2013 to August 2017. Prior to his operating roles, Mr. Hughes spent 16 years on Wall Street in various capacities, including roles at Brookside Capital, an operating division of Bain Capital and Pyramis Global Advisors, a Fidelity Investments Company. Mr. Hughes has served on the board of directors of Ikena Oncology, Inc., a publicly-traded oncology company, since December 2022. Mr. Hughes served on the board of directors of Radius Health, Inc., a publicly-traded biopharmaceutical company, from April 2013 to August 2022 until its sale to Gurnet Point Capital and Patient Square Capital; Translate Bio, Inc., a messenger RNA therapeutics company, from July 2016 until its acquisition by Sanofi in September 2021; and FS Development Corp. II, a special purpose acquisition company sponsored by Foresite Capital, from February 2021 to December 2021. Mr. Hughes received a B.A. in History from Dartmouth College. Mr. Hughes has significant experience with biopharmaceutical companies and brings the unique perspective of the Interim Chief Executive Officer of Purchaser to the Board.

Thomas Burns, Senior Vice President, Finance and Chief Financial Officer Citizenship: United States	Mr. Burns serves as Senior Vice President, Finance and Chief Financial Officer Chief Financial Officer of XOMA Royalty Corporation. Mr. Burns joined Purchaser in August 2006 and since then has held various senior finance and accounting roles, most recently as Vice President, Finance and Chief Financial Officer. Mr. Burns has over twenty-five years of experience in accounting and finance in both biotechnology and high-technology companies. Prior to his employment with Purchaser, he held multiple senior financial management positions at high-tech companies including Mattson Technology, IntruVert Networks (acquired by McAfee), Niku Corporation (acquired by Computer Associates) and Conner Technology. Mr. Burns received his Bachelor’s degree from Santa Clara University and his Masters of Business Administration from Golden Gate University.

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Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Bradley Sitko, Chief Investment Officer Citizenship: United States	Mr. Sitko serves as Chief Investment Officer of XOMA Royalty Corporation. Mr. Sitko served as the Managing Director, Strategic Finance, at RTW Investments, LP from November 2019 to January 2023 and also served as a member of the board of directors of such firm’s Irish collective asset-management vehicle (ICAV), RTW Investments ICAV, and was Chief Financial Officer of Ji Xing Pharmaceuticals Limited, a Shanghai-based biopharmaceutical company, incubated by RTW Investments, LP. From March 2015 to November 2019, Mr. Sitko served as Vice President, Finance, Operations and Corporate Development of DNAnexus, Inc., a genetic data management company. Mr. Sitko also served as a Director at MTS Health Partners, an investment bank, from October 2008 to March 2015. Mr. Sitko received a B.A. in History and Sociology of Science from the University of Pennsylvania and an M.B.A. from Columbia Business School.

Maricel Montano, Chief Legal Officer Citizenship: United States	Ms. Montano serves as Chief Legal Officer of XOMA Royalty Corporation. Prior to joining Purchaser, from November 2010 to June 2025, Ms. Montano served in various roles at the law firm Gibson, Dunn & Crutcher LLP, including most recently as Of Counsel, where she advised public and private companies on mergers and acquisitions, royalty financings, equity and debt offerings, and governance matters. During her tenure at Gibson Dunn, Ms. Montano worked extensively with biotechnology clients. Ms. Montano received a B.A. in Economics from the University of California, Berkeley and a J.D. from the University of Southern California.

The common business address and telephone number for all the directors and executive officers of Purchaser is as follows: c/o XOMA Royalty Corporation, 2200 Powell Street, Suite 310, Emeryville, California 94608, Tel: (510) 204-7200.

A-2

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of LAVA or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary and Paying Agent as follows:

The Depositary and Paying Agent for the Offer is:

Broadridge Corporate Issuer Solutions, LLC

Mail or deliver the Letter of Transmittal, together with the certificate(s) (if any) representing your shares, to:

If delivering by mail:	If delivering by express mail, courier, or other expedited service:

Broadridge, Inc. Attention: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0718	Broadridge, Inc. Attention: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Schedule TO may be directed to the Information Agent at its location and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Alliance Advisors, LLC

You may call Alliance Advisors, LLC, the Information Agent for the Offer, toll-free at 1-855-206-1072 or email them at LVTX@allianceadvisors.com.